Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Full Circle Brewing Co. Ltd., LLC
620 F Street
Fresno, CA 93706
fullcirclebrewing.com

Up to $4,999,998.62 in Class C Units at $5.09
Minimum Target Amount: $9,996.76

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Full Circle Brewing Co. Ltd., LLC
Address: 620 F Street, Fresno, CA 93706
State of Incorporation: CA
Date Incorporated: May 01, 1998

Terms:

Equity

Offering Minimum: $9,996.76 | 1,964 shares of Class C Units
Offering Maximum: $4,999,998.62 | 982,318 shares of Class C Units
Type of Security Offered: Class C Units
Purchase Price of Security Offered: $5.09
Minimum Investment Amount (per investor): $244.32

**Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.*

<u>Investments Incentives and Bonuses*</u>

<u>Early Bird⊠</u>

Friends and Family - First 72 hours | 15% bonus units⊠

Super Early Bird - Next 72 hours | 10% bonus units

⊠**Early Bird Bonus** - Next 7 days | 5% bonus units

Tier 1 $250

- Full Circle Glass

Tier 2 $500

- Full Circle Glass
- Full Circle Swag bag
- 1 bottle of Investor only Bottle

Tier 3 $850

- Full Circle Glass
- Full Circle Swag Bag
- 1 bottle of Investor only Bottle
- 15% off beer and Merchandise purchased from our online store or at our taproom

Tier 4 $1,250

- Full Circle Glass
- Full Circle Swag Bag
- 1 bottle of Investor only Bottle
- 15% off beer and Merchandise purchased from our online store or at our taproom
- Full Circle Metal Sign

Tier 5 $2,000

- Full Circle Glass
- Full Circle Swag Bag
- 1 bottle of Investor only Bottle
- 15% off beer and Merchandise purchased from our online store or at our taproom
- Full Circle Metal Sign
- Full Circle Owners Growler
- Full Circle Owners Only T-Shirt

Tier 6 $5,000

- Full Circle Glass
- Full Circle Swag Bag
- 1 bottle of Investor only Bottle
- 15% off beer and Merchandise purchased from our online store or at our taproom
- Full Circle Metal Sign
- Full Circle Owners Growler
- Full Circle “Owners Only” Collared shirt
- “Season ticket” for admission into all onsite shows

Tier 7 $10,000

- Full Circle Glass
- Full Circle Swag Bag
- 1 bottle of Bad Ass Barleywine (Investor only Bottle)
- 15% off beer and Merchandise purchased from our online store or at our taproom
- Full Circle Metal Sign
- Full Circle Owners Growler
- Full Circle “Owners Only” Collared shirt
- “Season ticket” for admission into all onsite shows
- Initial call with CEO discussing opportunities and direction of Company

**All perks occur when the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

Full Circle Brewing Co. Ltd., LLC will offer 10% additional bonus units for all

investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any Class C Units they purchase in this offering. For example, if you buy 100 units of Class C Units at $5.09 / unit, you will receive 110 units of Class C Units, meaning you'll own 110 units of Class C Units for $509. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Founded in 1998, FCB owns and operates the longest running brewery in Central California. We create a variety of craft beers. Ingredients are sourced from a variety of national and regional hop and grain vendors.

The current ownership group acquired the brewery in 2016 and breathed new life into this California staple. A refreshed brand, new recipies, and a bigger vision, allowed for significant growht.

FCB supplies beer through its taproom, online store and distributors throughout the state of California. Our products can be found in crafty liquor stores as well as big box stores such as Savemart, Costco, Vons, Total Wines, Bevmo, Wholefoods, Trader Joes, and others.

FCB's products are currently sold only in California but, we are looking to use funds raised in this offering to expand our presence outside of California.

FCB's target customer are Millennials and early Gen Xers. We are focused on producing flavor profiles that resonate with not only the craft beer enthusiast but, also new entrants to the market. We view our craft beers and their fresh seasonal fruit-forward flavor, as the gateway for the average consumer into the craft beer market.

We are organized as an LLC and have recently acquired the intellectual property rights to Sonoma Cider.

Competitors and Industry

FCB is in the craft beer industry and is currently considered an independent craft brewery in that we produce under 6 million barrels of beer annually, are independently

owned, and we are registered with the Alcohol and Tobacco Tax and Trade Bureau to produce beer. Within the craft beer industry, we are considered a microbrewery in that we produce less than 15,000 barrels of beer annually.

Our direct competitors are in two categories, Local and Statewide. Locally, there are only two other microbreweries with comparable production capabilities. Tioga Sequoia Brewing and Riley's Brewing.

Within the California craft beer market we see our major competitors to be Dust Bowl Brewing, SLO Brewing Co, and Barrelhouse Brewing.

Our local market is unique because it is located in the center of one of the largest craft beer markets in the nation, within the 5th largest populous areas in a state that hosts the 5th largest economy in the world. However, we have one of the lowest number of breweries per capita within the state. We bring our local market unique beers that are not customarily produced within our home market.

We believe our statewide competitive advantage lies in our focus on producing broad market flavorful beers that appeal to both existing and new entrants into the craft beer market segment, and aligning are marketing with the broader entertainment industry.

Current Stage and Roadmap

Prior to the current ownership group, FCB was a Fresno, CA staple. FCB was one of the first breweries in the city and provided locally craft beer, and a place for local artist to perform, making it a hub for both craft beer enthusiasts and performing artists alike.

The current ownership group, modernized FCB's beer line up to include new age recipes such us New England IPA's, Milkshake IPA's, crisper Lagers, and flavorful stouts. Currently, we have 3 core beers, including Juicy NE IPA, Illa Vanilla Milkshake IPA, and Captain Save a Hop, and, two rotating beer series Hip Hop Puree Sour, and our Fruit Bomb Double IPA series.

We are on track to produce 4,000 barrels this year (a 4,400% increase over 2016) and over 7,000 barrels in the next 12 months. This is operating at 100% of our current capacity.

FCB has a solid distribution network in Central and Northern California for our core products. In the next year we would like to widen our Southern California distribution footprint in Los Angeles and San Diego Counties. We would also like to begin venturing outside of California to our neighboring states including Nevada, Arizona, Oregon, and Washington.

With the funds raised in this offering, we plan to expand production, improve operational efficiencies, strengthen our quality control programs, and hire staff to support our growth.

To keep up with demand we plan to add an additional 75% fermentation capacity, and

enhance their packaging capacity by upgrading their canning line.

In the next year we would also like to expand our package format offerings. Currently, all beers are packaged in either kegs or 16oz 4 packs. We are in the development to produce new packaging types including 19.2oz singles, and a 12oz 12 pack.

FCB also plans to start producing cider under the brand Sonoma Cider. The original acquisition of FCB included a wine/cider production business. The current ownership group saw Sonoma Cider as an opportunity to utilize our wine/cider licensing while again breathing new life into the brand. Sonoma Cider however, had a much larger distribution footprint and name recognition in comparison to FCB with a lower acquisition cost.

The Team

Managers

Name: Arthur Lee Moye III

Arthur Lee Moye III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Managing Member
  Dates of Service: April 01, 2016 - Present
  Responsibilities: Responsible for the strategic Planning and oversight of the company. Mr. Moye currently receives an annual salary of $25,000 per year and is the managing member of the company owning 706,519 Class A Units.

Name: Jason Heersche

Jason Heersche's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Financial Controller
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Oversee the financial operations of the Company. Mr. Heersche currently receives an annual salary of $75,000 per year.

Other business experience in the past three years:

- **Employer:** Wine Group Title
  Title: Strategic Financial Analyst
  Dates of Service: January 01, 2009 - January 01, 2017
  Responsibilities: Financial oversight

Other business experience in the past three years:

- **Employer:** Made in Nature
  Title: Financial Controller
  Dates of Service: January 01, 2017 - July 01, 2020
  Responsibilities: Financial oversight

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C non voting units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class C non voting units purchased through this crowdfunding campaign is

subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class C units in the amount of up to $535,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of other unit classes. In addition, if we need to raise more equity capital from the sale of units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best

estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class C non voting units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are an early stage company and have limited revenue and operating history
The Company has a short history. If you are investing in this company, it's because you think that Full Circle Brewing Co. LTD, LLC is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential

revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Covid

COVID has and will continue impacted the craft beer industry in both negative and positive ways. There is a risk of investment loss due for unforeseen and swift changes

in the market and the regulations in the craft beer industry.

We compete for shelf space in retail stores and for marketing focus by independent distributors, most of whom carry extensive product portfolios.

We sell our products regionally, primarily through independent distributors and brokers for resale to retail outlets, restaurants, hotels and private clubs across the Central Valley, California. Sales to distributors are expected increase and to represent a substantial portion of our net revenues in the future. A change in our relationship with any of our significant distributors could harm our business and reduce our sales. The laws and regulations of several states prohibit changes of distributors, except under certain limited circumstances, making it difficult to terminate a distributor for poor performance without reasonable cause, as defined by applicable statutes. Any difficulty or inability to replace distributors, poor performance of our major distributors or our inability to collect accounts receivable from our major distributors could harm our business. There can be no assurance that the distributors and retailers we use will continue to purchase our products or provide our products with adequate levels of promotional support. Consolidation at the retail tier, among club and chain grocery stores in particular, can be expected to heighten competitive pressure to increase marketing and sales spending or constrain or reduce prices.

Contamination of our craft beers could harm our business.

We are subject to certain hazards and product liability risks, such as potential contamination, through tampering or otherwise, of ingredients or products. Contamination of any of our craft beers could cause us to destroy our craft beer held in inventory and could cause the need for a product recall, which could significantly damage our reputation for product quality. We maintain insurance against certain of these kinds of risks, and others, under various insurance policies. However, our insurance may not be adequate or may not continue to be available at a price or on terms that are satisfactory to us and this insurance may not be adequate to cover any resulting liability.

A decrease in craft beer score ratings by important rating organizations could have a negative impact on our ability to create greater demand and pricing.

Brands are issued ratings or scores by local and national craft beer rating organizations, and higher scores usually translate into greater demand and higher pricing. We cannot guarantee that the Company will be able to obtain and/or maintain high craft beer score ratings, which may negatively affect operations and thus, profitability.

We rely upon our suppliers to produce our products consistently, on time and with the highest level of quality.

Many of our products are only available from only one supplier. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions or any other change in local conditions. Any disruption in our supply chain could have a material adverse effect on our business.

The Purchase Price per Unit as contemplated in the Agreement was determined by the

Manager.
The purchase price for the Units was not determined by an appraisal or any other similar valuation method. Because the Company has no prior operating history to aid in establishing a fair market price of the Units, the purchase price for each Unit was arbitrarily set by the Manager. No independent investment- banking firm was retained to assist in determining the appropriate purchase price for the Units.

There may be U.S. tax consequences of an investment in the Units.
An investment in the Units, as well as conversion, sale, or other disposition of the Units, may result in tax consequences in the United States under federal, state, or other tax laws, and/or in foreign jurisdictions such as the jurisdiction in which a Investor may reside or conduct business.

The Manger will have broad discretion in the use of the proceeds from the sale of the Units.
The Manager will have broad discretion in the application of the proceeds from the sale of the Units. The failure of management to apply such proceeds effectively could have a material adverse effect on the Company's business, results of operations, and financial condition.

Various diseases, pests and certain weather conditions could affect quality and quantity of hops and grains.
Various diseases, pests, fungi, viruses, drought, frosts and certain other weather conditions could affect the quality and quantity of hops and grains, decreasing the supply of our products and negatively impacting our operating results. Future government restrictions regarding the use of certain materials used in hops and grains growing may increase costs and/or reduce production. We cannot guarantee that our hop and grain suppliers will succeed in preventing disease in their existing farm lands or that we will succeed in preventing disease. If hop and grain crops become contaminated with diseases, operating results would decline, perhaps significantly.

Class action or other litigation relating to alcohol abuse or misuse could adversely affect our business.
Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the tobacco industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us

could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, result in significant harm to our business.

Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins.

Our business is subject to extensive regulation. This may include regulations regarding production, distribution, marketing, advertising and labeling of beverage alcohol products. We are required to comply with these regulations and to maintain various permits and licenses. We are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell beverage alcohol products. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of beverage alcohol products is subject to extensive taxation. An increase in taxation could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
The Moye Family Trust, Co-Trustee, Arthur Moye & Nicole Moye	706,519	Class A Units	62.0

The Company's Securities

The Company has authorized Class A Units, Class B Units, and Class C Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 982,318 of Class C Units.

Class A Units

The amount of security authorized is 4,686,104 with a total of 4,686,104 outstanding.

Voting Rights

One vote per unit.

Material Rights

Voting Rights

The Voting Interests are allocated solely among the Class A Units. For purposes of clarity, unless otherwise required by the Act, the Class B Units and the Class C Units shall have no voting rights.

Without limiting the foregoing, each of the following acts will require the Vote of Class A members holding two-thirds of the outstanding Class A Units.

(1) Any amendment of the Articles of Organization or this Agreement or the termination thereof;

(2) Compromise of the obligation of a Member to make a Capital Contribution as specific in Section 11;

(3) Voluntary dissolution of the Company; or

(4) Selection of a new Manager.

Furthermore, a sale, exchange, transfer or other disposition of all or substantially all,

of the Company's assets, will require the Vote of Class A members holding two-thirds of the outstanding Class A Units.

Please refer to the Amendment to Second Amended and Restated Operating Agreement.

Class B Units

The amount of security authorized is 224,800 with a total of 224,800 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

There are no material rights associated with Class B Units.

Class C Units

The amount of security authorized is 214,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Units.

Material Rights

There are no material rights associated with Class C Units.

What it means to be a minority holder

As a minority holder of Full Circle Brewing Co. LTD., LLC, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more unitss, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a unit offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising unit options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into units.

If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Units
  Type of security sold: Equity
  Final amount sold: $165,000.00
  Number of Securities Sold: 41,375
  Use of proceeds: Production
  Date: March 29, 2018
  Offering exemption relied upon: Regulation CF

- **Name:** Class B Units
  Type of security sold: Equity
  Final amount sold: $53,700.00
  Number of Securities Sold: 13,500
  Use of proceeds: Production Expansion
  Date: August 31, 2018
  Offering exemption relied upon: Regulation CF

- **Name:** Class A Units
  Type of security sold: Equity
  Final amount sold: $287,500.00
  Number of Securities Sold: 62,500
  Use of proceeds: Production Expansion
  Date: September 30, 2019

Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of operations

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenues in 2020 were $2,137,166, compared to $1,366,142 for 2019, an increase of 56%. The increase primarily resulted from filling out capacity put on line in 2019, adding new distributors throughout the state of California, Nevada, and Pennsylvania, and significantly increasing our points of distribution. This trend continues in 2021 including a boost by pursuing and achieving chain store penetration.

Cost of sales

Cost of sales in 2020 was $1,081,041, an increase of approximately $402,457, from costs of $678,584 in fiscal year 2019. The increase was largely due to an increase in overall sales.

Gross profit

Our gross profit during 2020 was $1,267,296, compared to $708,783 for 2019, an increase of over 44%.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, utilities, and rents. Expenses in 2020, were $1,553,746 compared to $1,287,995 in 2019. Approximately $145,769 of this increase was due to increased compensation and benefits costs. The

Company hired more employees in 2020.

Net Loss

Our net loss for 2020, was $286,450 compared to a net loss of $579, 172 for 2019. This increase was caused by an increase in wholesale sales to distributors.

Historical results and cash flows:

We plan to continue our growth curve as we bring on additional distributors and gain morem arket penetration. Our wide footprint allows for small moves in market and chain
penetration to yield significant growth.

The largest expenses relate to payroll and cost of goods sold. With the utilization of more capacity, we believe our administration and marketing fees will grow to a smaller percentage of overall revenues, and our production team will be able to produce more beer while leveraging entry level support staff and economies of scale.

We are in the process of contracting for more of our raw materials needs which we anticipate will lower our per unit cost of goods sold. This includes grain, hops, and adjuncts.

We have generated cash required in the past with a combination of debt, equity and cash flows.

We anticipate that we will increase the portion of our cash needs that can be satisfied from revenues as we control costs, grow efficiencies, and increase our revenues by adding distribution and increasing our chain penetration.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

At December 31, 2020, the Company had cash of $179,904.00. [The Company intends to raise additional funds through an equity financing.] We have cash on hand, LOC, and availability of shareholder influx of capital.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

In addition to the funds required for this campaign we have ongoing operations that will sustain our organization.

Are the funds from this campaign necessary to the viability of the company? (Of the

total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are not necessary for the viability of the company. We have sufficient capacity and demand in order to be sustainable.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raised the minimum target amount in this offering, we believe the Company would be able to operate indefinitely however at a slower growth pace.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raised the maximum funding goal in this offering, we believe the Company would be able to operate indefinitely and be able to grow at a faster pace with the additional financial support.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has access to lines of credit, other investor capital, and we are contemplating future raises once we build into the capacity that the current capital raise allowed us to add.

Indebtedness

- **Creditor:** On Deck Capital
  Amount Owed: $86,754.00
  Interest Rate: 34.4%
  Note payable to On Deck Capital. The interest rate is 34.4 percent. The note requires principal and interest payments of $ 2,585 per week. The balance totaled $ 86,754 as of December 31, 2020.

- **Creditor:** Fresno First Bank
  Amount Owed: $692,575.00
  Interest Rate: 6.25%
  Note payable to Fresno First Bank at 6.25 percent with periodic adjustments, payable $ 1,404 per month, principal, and interest; the note matures August 2026, the note is secured by an interest in the assets of the business and personal residences of Members. The balance totaled $692,575 as of December 31, 2020.

- **Creditor:** Fresno First Bank
  Amount Owed: $536,424.00
  Interest Rate: 6.0%
  Note payable to Fresno First Bank for improvements and operation. The interest rate is 6.0 percent. The note requires interest only payments in 2018 and principal and interest payments starting in 2019. The balance totaled $ 536,424 as of December 31, 2020.

- **Creditor:** Fresno First Bank
  Amount Owed: $89,887.00
  Interest Rate: 6.0%
  Maturity Date: August 01, 2026
  Note payable to Fresno First Bank for 2nd deed of trust. The interest rate is 6.0 percent payable $1,492 per month, principal, and interest; the note matures August 2026. The balance totaled $89,887 as of December 31, 2020.

- **Creditor:** Fresno First Bank
  Amount Owed: $98,083.00
  Interest Rate: 6.0%
  Maturity Date: January 01, 2025
  Note payable to Fresno First Bank for improvements and operation. The interest rate is 6.0 percent. The note requires interest only payments in 2019 and principal and interest payments starting May 2021. The note matures January 2025. The balance totaled $98,083 as of December 31, 2020.

- **Creditor:** Small Business Association
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: May 01, 2050
  Note payable to the Small Business Administration with monthly payments of $731 commencing 12 months after the note inception, interest rate at 3.75%. The maturity date is May 2050. The balance totaled $150,000 as of December 31, 2020.

Related Party Transactions

- **Name of Entity:** Arthur Lee Moye III
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Personal Revolving Credit Card Balance for initial start up expenses.
  Material Terms: 6% interest, Revolving term $12,784.

- **Name of Entity:** 620 F Street LLC
  Names of 20% owners: ARTHUR MOYE, CEO OF FULL CIRCLE BREWING

Relationship to Company: Officer
Nature / amount of interest in the transaction: Full Circle Brewing Co. LTD LLC leases its manufacturing facilities from an affiliate party, 620 F Street LLC.
Material Terms: 620 F Street LLC is owned by the founding principals who purchased the land and the brewery operations from the original owners of Full Circle Brewing Co. in 2016. 620 F Street LLC ("Landlord") owns the building ("620 F Street" or "Leased Premises") that Full Circle Brewing ("Tenant") inhabits and operates out of. Lease rates are determined by Fair Market Rents of comparable properties with similar use. Full Circle Brewing is currently in a 120 month lease with 620 F Street LLC. The initial terms of the lease and Tenant's obligations commenced on July 1, 2016 and run through June 30, 2026 unless terminated earlier or by mutual written consent of the parties. Thereafter, the lease shall revert to a month to month lease unless terminated. Tenant pays Landlord, without deduction or offset; MONTHLY RENT: Months Rental Rate 1 – 7 (partial 2016) $2,200.00 per month 8 – 31 2018 $2,400.00 32 – 55 2020 $2,600.00 56 – 80 2022 $2,800.00 81 – 105 2024 $3,000.00 106 – 120 (partial 2026) $3,200.00 plus the cost of insurance on the Leased Premises, personal taxes or assessments levied against the Leased Premises, repair and maintenance expenses, utilities of any kind furnished to the Leased Premises.

Valuation

Pre-Money Valuation: $24,996,501.36

Valuation Details:

The company determined its valuation based on an analysis of the following factors:

1) FCB Revenue at current maximum capacity (we are operating at maximum) to achieve a revenue of 6M times a Mutiple of revenues of 3.3.

2) Sonoma Cider historical sales prior to acquisiton of 1.7M times a mutiple of 3.3.

3) Brand recognition value of FCB and Sonoma Cider.

Based on the above, we conclude that our pre-money valuation is $24,996,501.40. Based on Pre-Money revenues and capacity to produce revenues with gross mutiple for both the Full CIrcle Brewing Co. brands, and Sonoma Cider.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all units are treated equally; (ii) all outstanding options, warrants, and other securities with a right to acquire units are exercised; and (iii) any units reserved for issuance under a plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.76 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  51.5%
  Day to Day operations of the business.

- *Inventory*
  45.0%
  Bulk purchases to achieve pricing economies.

If we raise the over allotment amount of $4,999,998.62, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  23.5%
  Marketing for expansion to additional territories

- *Research & Development*
  5.0%
  Research into continuous improvement of shelf life.

- *Company Employment*
  10.0%
  Hiring additional experienced staff.

- *Operations*
  20.0%
  Refining brew process efficiency and quality control.

- *Working Capital*
  28.0%
  Day to Day operations of the business.

- *Inventory*
  10.0%
  Bulk purchases to achieve pricing economies.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at fullcirclebrewing.com (fullcirclebrewing.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/full-circle-brewing

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Full Circle Brewing Co. Ltd., LLC

[See attached]

JWN Jaribu W. Nelson, CPA
P.O. Box 1105, Clovis, CA 93613 • Ph: (559) 286-7546 • Email: jaribucpa@gmail.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of
Full Circle Brewing Co. LTD, LLC.
Fresno, California

I have reviewed the accompanying financial statements of Full Circle Brewing Co. LTD, LLC., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income and members' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jaribu W. Nelson, CPA

Clovis, California
April 8, 2021

FULL CIRCLE BREWING CO. LTD, LLC.
BALANCE SHEETS
DECEMBER 31, 2020 and 2019

	2020	2019
ASSETS		
CURRENT ASSETS		
CASH	$ 179,904	$ 96,199
ACCOUNTS RECEIVABLE	136,698	24,141
INVENTORY	251,874	141,453
TOTAL CURRENT ASSETS	568,476	261,793
FIXED ASSETS		
BUILDING AND IMPROVEMENTS	1,334,844	910,884
ACCUMULATED DEPRECIATION	(206,745)	(145,443)
TOTAL FIXED ASSETS	1,128,099	765,441
OTHER ASSETS		
OTHER	2,257	7,422
AMORTIZED COSTS	73,697	69,055
ACCUMULATED AMORTIZATION	(8,126)	(5,044)
TOTAL OTHER ASSETS	67,828	71,433
TOTAL ASSETS	1,764,403	1,098,667
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	229,659	134,911
ACCRUED EXPENSES	124,009	43,473
LINES OF CREDIT	140,169	27,954
NOTES PAYABLE - CURRENT PORTION	227,122	55,306
TOTAL CURRENT LIABILITIES	720,959	261,644
LONG-TERM LIABILITIES		
SHAREHOLDER LOANS	47,446	12,784
NOTES PAYABLE - NET OF CURRENT PORTION	1,426,601	1,169,790
TOTAL LONG-TERM LIABILITIES	1,474,047	1,182,574
TOTAL LIABILITIES	2,195,006	1,444,218
MEMBERS' EQUITY (DEFICIT)	(430,603)	(345,551)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,764,403	$1,098,667

See notes to financial statements.

FULL CIRCLE BREWING CO. LTD, LLC.
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

	2020	2019
INCOME		
SALES	$ 2,137,166	$ 1,366,142
OTHER INCOME	213,738	32,977
DISCOUNTS & ALLOWANCES	(2,567)	(11,752)
TOTAL INCOME	2,348,337	1,387,367
COST OF GOODS SOLD	1,081,041	678,584
TOTAL COSTS OF GOODS SOLD	1,081,041	678,584
GROSS MARGIN	1,267,296	708,783
OPERATING EXPENSES		
ADVERTISING	26,426	17,871
AMORTIZATION	3,082	3,082
AUTOMOBILE	47,941	29,975
BAD DEBTS	14,292	15,354
BANK CHARGES	51,339	41,586
COMMISSIONS	9,654	11,658
COMPUTER & TECHNOLOGY	45,236	17,048
DEPRECIATION	61,302	65,702
DUES & SUBSCRIPTIONS	13,736	16,001
INSURANCE	54,060	41,132
INTEREST	56,506	81,816
LICENSES & PERMITS	4,280	2,458
MEALS & ENTERTAINMENT	11,620	20,503
MERCHANT FEES	7,461	845
MISCELLANEOUS	2,993	3,264
OFFICE	14,308	18,350
PROFESSIONAL FEES	98,127	70,360
RENTS	95,148	111,112
REPAIRS & MAINTENANCE	15,702	14,879
SALARIES & WAGES	660,591	514,822
SUPPLIES	17,022	19,479
TAXES	163,192	80,791
TRAVEL	4,078	7,515
UTILITIES	75,650	82,352
TOTAL EXPENSES	1,553,746	1,287,955
NET INCOME	(286,450)	(579,172)
BEGINNING MEMBERS' EQUITY (DEFICIT)	(345,551)	(93,879)
CONTRIBUTIONS	237,448	327,500
SYNDICATION FEES	(36,050)	-
ENDING MEMBERS' EQUITY (DEFICIT)	$ (430,603)	$ (345,551)

See notes to financial statements.

FULL CIRCLE BREWING CO. LTD, LLC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income / (loss)	$ (286,450)	$ (579,172)
Adjustments to reconcile change in operating capital to net cash used for operating activities		
Amortization and Depreciation	64,384	65,702
Changes in:		
Accounts receivable	(112,557)	23,613
Inventory	(110,421)	(48,774)
Other assets	5,165	(24,337)
Accounts payable	94,748	46,608
Accrued expenses	80,536	32,092
Net cash used for operating activities	(264,595)	(484,268)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of machinery and equipment	(428,602)	(109,752)
Net cash used for investing activities	(428,602)	(109,752)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on notes payable	(421,373)	(240,302)
New borrowings on notes payable	850,000	707,000
Shareholder loans	34,662	7,841
Net activity on lines of credit	112,215	(191,325)
Member contributions	237,448	327,500
Syndication fees	(36,050)	-
Net cash provided by financing activities	776,902	610,714
CHANGE IN CASH AND CASH EQUIVALENTS	83,705	16,694
CASH AND CASH EQUIVALENTS AS OF BEGINNING OF THE YEAR	96,199	79,505
CASH AND CASH EQUIVALENTS AS OF END OF YEAR	$ 179,904	$ 96,199
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 56,506	$ 81,816

See notes to financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Full Circle Brewing Co. Ltd, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. The Company has prepared these financial statements on the accrual basis of accounting.

Nature of Operations
Full Circle Brewing Co. Ltd, LLC is headquartered in the City of Fresno, California and was established in 1998. The Company provides craft beers and live entertainment.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers deposits in banks and other investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the amount the Company expects to collect on balances outstanding at year-end. The Company has estimated an allowance for doubtful accounts totaling $6,008 and $15,354 for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, and 2019, the balances totaled $ 136,698 and $ 24,141, respectively.

Inventory
Inventories consist of goods ready for resale and are carried at lower of cost (FIFO) or market.

Fixed Assets
Acquisitions of fixed assets consist of items with a useful life of greater than one year. Fixed assets are stated at cost. Depreciation is computed using the modified accelerated cost recovery system.

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

Uncertain Tax Positions
Generally, the Company's tax return remains open for tax examinations for three years after filing of the return. There are no tax examinations currently in process.

Revenue Recognition
The Company recognizes revenue as the product has been shipped. The Company records all amounts in accordance with the agreed upon billing rate with the Client and Company.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets
Fixed assets as of December 31, 2020 and 2019 consisted of the following:

	2020	2019
Machinery & equipment	$ 298,569	$ 210,939
Brewery infrastructure	875,711	553,311
Transportation equipment	36,254	25,575
Office equipment	1,539	1,539
Roller rink	17,974	17,974
Construction in progress	-	21,133
Other	53,256	42,581
Leasehold improvements	51,541	37,832
Subtotal	1,334,844	910,884
Less accumulated depreciation	(206,745)	(145,443)
Total	$ 1,128,099	$ 765,441

Depreciation expense for the years ended December 31, 2020 and 2019 totaled $ 61,302 and $ 65,702, respectively.

NOTE B – LINES OF CREDIT

The Company has lines of credit established with Capital One, Chase, American Express, Fresno First Bank, and On Deck Capital and the interest rates are variable. The balance totaled $ 140,169 as of December 31, 2020.

NOTE C – SHAREHOLDER LOAN

The Company has a shareholder loan with members of the company for overhead costs. The loans bear no interest and are due upon demand. As of December 31, 2020 the balance totaled $ 47,446.

NOTE D – NOTES PAYABLE

Notes payable consisted of the following:

Note payable to On Deck Capital. The interest rate is 34.4 percent. The note requires principal and interest payments of $ 2,585 per week. The balance totaled $ 86,754 as of December 31, 2020.

Note payable to Fresno First Bank at 6.25 percent with periodic adjustments, payable $ 1,404 per month, principal, and interest; the note matures August 2026, the note is secured by an interest in the assets of the business and personal residences of Members. The balance totaled $ 692,575 as of December 31, 2020.

Note payable to Fresno First Bank for improvements and operation. The interest rate is 6.0 percent. The note requires interest only payments in 2018 and principal and interest payments starting in 2019. The balance totaled $ 536,424 as of December 31, 2020.

Note payable to Fresno First Bank for 2nd deed of trust. The interest rate is 6.0 percent payable $ 1,492 per month, principal, and interest; the note matures August 2026. The balance totaled $ 89,887 as of December 31, 2020.

NOTE D – NOTES PAYABLE (continued)

Note payable to Fresno First Bank for improvements and operation. The interest rate is 6.0 percent. The note requires interest only payments in 2019 and principal and interest payments starting May 2021. The note matures January 2025. The balance totaled $98,083 as of December 31, 2020.

Note payable to the Small Business Administration with monthly payments of $731 commencing 12 months after the note inception, interest rate at 3.75%. The maturity date is May 2050. The balance totaled $150,000 as of December 31, 2020.

Total notes payable	$ 1,653,723
Less current portion	(227,122)
Net long-term note payable	$ 1,426,601

Maturities of the long-term note payable are as follows:

2021	$ 227,122
2022	157,919
2023	168,288
2024	179,343
2025	165,391
Thereafter	755,660
Total	$1,653,723

Interest expense for the years ended December 31, 2020 and 2019 totaled $55,605 and $81,846, respectively.

NOTE E – DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases its current location under a long-term lease agreement expiring June 2021. Rent expense totaled $95,148 and $111,112 for the years ended December 31, 2020 and 2019, respectively.

The Company entered into two capital leases for equipment acquired during the prior year. The lease agreements expire in 60 months. The additions were reflected in fixed assets and notes payable, respectively.

Future minimum lease payments on the facility are as follows:

2020	$ 57,869
2021	41,069
2022	13,319

NOTE F – MEMBERS' EQUITY

The Company has three classes of shares. Class A allows for a member to have voting rights. Classes B & C are non-voting shares. Member contributions totaled $45,000 for Class A shares and $192,448 Class C shares.

On 9/14/2020, the Company authorized a 4 for 1 stock split. The effect of the stock split was to create 214,000 non-voting Class C Shares.

Syndication fees represent costs incurred with the syndication of limited partnership interests. These costs are reflected as a direct reduction of members' equity. Approximately $78,058 and $0 were incurred for the years ended December 31, 2020 and 2019, respectively.

NOTE G – SUBSEQUENT EVENTS

In compliance with accounting standards, management has evaluated events that have occurred after year-end to determine if these events are required to be disclosed in the financial statements. Management has determined the events regarding the novel Coronavirus require disclosure in accordance with accounting standards. During March 2020, Governor Newsom issued an emergency proclamation declaring a State of Emergency in California due to the novel Coronavirus (COVID-19). The COVID-19 outbreak is ongoing, and the ultimate geographic spread of the virus, the duration and severity of the outbreak and the economic and other actions that may be taken by governmental authorities to contain the outbreak or to treat its impact are uncertain. The ultimate impact of COVID-19 on the operations and finances of the Organization are unknown.

CERTIFICATION

I, Arthur Moye, Principal Executive Officer of Full Circle Brewing Co. Ltd., LLC, hereby certify that the financial statements of Full Circle Brewing Co. Ltd., LLC included in this Report are true and complete in all material respects.

Arthur Moye

Principal Executive Officer

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Full Circle Brewing

Craft brewery


FULL CIRCLE BREWING CO.
STRAWBERRY
ILLA
ILLA VANILLA
BLUEBERRY
ILLA

Website | Fresno, CA | FOOD & BEVERAGE

In 2016, the oldest running brewery in the Central Valley met its new owners. Today, Full Circle Brewing company is, literally, at the center of the California Craft Beer Boom! With beers so unique and flavorful, we frequently hear "I don't even like beer, but I like this."

$534,714 raised

664 Investors	$25M Valuation
$5.09 Price per Share	$244.32 Min. Investment
Units Security Type	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 42 | Comments | Follow

Reasons to Invest

- The response to our new 'Illa' series has been overwhelmingly positive, with our Strawberry and Blueberry Illa selling out in under an hour and our 'Illa Vanilla' awarded at California State Fair for Experimental IPA Category.
- The new ownership group acquired Full Circle Brewing in 2016 and production has increased over 3000% between 2016-2020, and we have received product authorizations in many big box chains including Savemart, Raleys, Whole Foods, Trader Joes, and Costco.
- We recently acquired the rights to Sonoma Cider and we plan on expanding into the craft cider industry.

"We stand to be the largest producer of beer in the Central Valley"

Rewards

Get rewarded for investing more into Full Circle Brewing:

$244+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$250+
Investment
Tier 1 $250
Full Circle Glass

$500+

OVERVIEW

Breathing new life into Fresno's oldest brewery

Arthur Moye was a CPA with a passion for homebrewing before making a giant leap and selling his practice to acquire Full Circle Brewing Co. The rebirth of FCB was backed by a group of investors, all members of the community, many of whom banded together financially because they so strongly believed in our vision.









The change of ownership resulted in rapid growth and rebirth for the brewery and allowed us to expand from a 7.5BBL brewhouse producing draft beer to a 15 barrel brewhouse packaging a majority of our beer, enabling us to reach consumers throughout California.


We've grown from a
7.5BBL BREWHOUSE


Into a
15BBL BREWHOUSE

Today, Full Circle Brewing Co. remains dedicated to the quality and flavor of our beers. As a result, you can taste the passion, commitment, and experience in every glass and can. We are not only breathing new life into this old brewery, but are committed to reviving downtown Fresno and our own historic Chinatown. We love beer, we love live entertainment, we love Fresno, and we love this brewery!


LIVE A LITTLE AND
BEER ENTERTAINED.

Investment

Tier 2 $500

Full Circle Glass Full Circle Swag bag 1 bottle of Investor only Bottle

$850+

Investment

Tier 3 $850

Full Circle Glass Full Circle Swag Bag 1 bottle of Investor only Bottle 15% off beer and Merchandise purchased from our online store or at our taproom

$1,250+

Investment

Tier 4 $1,250

Full Circle Glass Full Circle Swag Bag 1 bottle of Investor only Bottle 15% off beer and Merchandise purchased from our online store or at our taproom Full Circle Metal Sign

$2,000+

Investment

Tier 5 $2,000

Full Circle Glass Full Circle Swag Bag 1 bottle of Investor only Bottle 15% off beer and Merchandise purchased from our online store or at our taproom Full Circle Metal Sign Full Circle Owners Growler Full Circle Owners Only T-Shirt

$5,000+

Investment

Tier 6 $5,000

Full Circle Glass Full Circle Swag Bag 1 bottle of Investor only Bottle 15% off beer and Merchandise purchased from our online store or at our taproom Full Circle Metal Sign Full Circle Owners Growler More in terms below!

$10,000+

Investment

Tier 7 $10,000

Full Circle Glass Full Circle Swag Bag 1 bottle of Bad Ass Barleywine (Investor only Bottle) 15% off beer and Merchandise purchased from our online store or at our taproom Full Circle Metal Sign Full Circle Owners Growler More in Terms below

THE PROBLEM

We believe most IPA beers are too bitter and unappealing to non-beer enthusiasts

The beer market is oversaturated with hoppy and bitter IPAs, which are often unappealing to the mass consumer. In our experience, most craft breweries today make hoppy IPAs but struggle to make these typically bitter beers stand out enough for people to seek them out.


TIRED OF TYPICAL?
Boring bitter beer

As California's fifth largest city with a population of about half a million, Fresno lags behind similar-sized communities such as Sacramento, which is home to 80 local breweries. Fresno has only 10, the majority of which produce under 1,000bbls per year. This leaves us with a great opportunity to capture the unsaturated local market, and thrive as the most unique and exciting craft beer experience in the valley.


SAC = 80 BREWERIES
S.F. = 41 BREWERIES
FRESNO = 14 BREWERIES
L.A. = 95 BREWERIES
SD = 126 BREWERIES

THE SOLUTION

Delicious, unique, and flavorful beers that appeal to non-beer drinkers and beer connoisseurs alike

At Full Circle Brewing Co, we have crafted beers that appeal even to non beer drinkers, the people who visit our brewery and say: "I don't even like beer and I like this," and leave wanting more. Our crushable, flavorful beer allows us to differentiate ourselves from the rest of the market's hoppy and bitter IPA's. With colorful eye-catching labels, our beers are crafted to connect people to the flavors that they already love and consume, like milkshakes, pies, and cream soda.


FULL CIRCLE BREWING
LIME:THIRTY
LAGER
THE
I DON'T
EVEN LIKE
BEER BUT
I LIKE THIS
BEER

Our brewery prides itself on creating an environment where people can detach, be present and mindful, and enjoy the full effect of the moment. We embody this in the phrase "Beertainment," the combination of craft beer and live entertainment. Each can that we produce proudly bears this phrase, and the energy of Beertainment can be felt at live music events at the brewery.


BEERTAINMENT

THE MARKET

A multibillion dollar market now takes a preference for craft beer

Craft brewer sales have continued to grow at a rate of 4% by volume, reaching 13.6% of the U.S. beer market by volume, while overall U.S. beer volume sales were down 2% in 2019 (source).


U.S. BEER PRODUCTION VOLUME
2019
Overall Beer Market
-1.6%
3.6%
Craft Beer Market

"Retail dollar sales of craft increased 6%, up to $29.3 billion, and now account for more than 25% of the $116.0 billion U.S. beer market. (source)"


CRAFT BEER RETAIL SALES


$29.3 BILLION
$116B
U.S. Beer Market

California has the largest beer market in the country, with an economic impact of $311 per capita, or over $9 billion in total (source) and we are centrally located right in the middle of two markets. The industry supports more than 51,000 jobs across the state and exports nearly one million barrels of beer out of California (source). A trade association representing small and independent American craft brewers reported that the U.S.Craft Beer Market reached $27.6 billion in 2018 representing 13.6% of all U.S. beer sales, a 4% growth over 2017. With over 7,450 breweries operating during the year, small and independent craft brewers produce one in every ten beers sold in America (source).



CALIFORNIA HAS THE LARGEST BEER MARKET IN THE COUNTRY

Economic Impact

$311 PER CAPITA

OUR TRACTION

Major revenue growth, wholesale partnerships with big box chains, and sellouts in under an hour

Our Gross revenue has increased by 227% from 2018 to 2019 and we are continuing to expand with our acquisition of 60BBL Fermenters. We have received product authorizations in many big box chains including Savemart, Raleys, Whole Foods, Trader Joes, and Costco. We recently acquired Sonoma Cider and we plan on expanding into the craft cider industry, as well.


BLUEBERRY ILLA
COSTCO WHOLESALE
Raley's
Save Mart
WHOLE FOODS MARKET
TRADER JOE'S

We have two rotating series that have attracted a huge fan base: 'Illa' and 'Pie of the Tiger'. These series have helped bring a new level of inertia to sales, as our Blueberry Illa and Strawberry Illa have begun selling out in under an hour, with stores limiting our Blueberry Illa to one can per person, and our Apricot Pie of the Tiger typically selling out in 2 hours. Our 'Illa Vanilla' has also been awarded at The California State Fair for Experimental IPA Category.


FULL CIRCLE BREWING CO.
PRESENTS
ILLA VANILLA

CA STATE FAIR & FOOD FESTIVAL

Since the onset of the Covid19 pandemic, Full Circle Brewing Co. has actually undergone an explosive increase in sales of cans, as well as more limited competition, as the market has a much higher barrier to entry for new brands.


FULL
CIRCLE
BREWING
PRESENCE
COLD BEER.
LIVE MUSIC.
A THIRD THING.
#BEERTAINMENT

WHAT WE DO

A unique array of flavors worth savoring, and a brand that lends itself to the magic of living in the moment

At Full Circle Brewing Co. we are committed to crafting a variety of uniquely flavorful beers including Juicy NE IPA, Chinatown Undergrounds Coffee Stout, Captain Save a Hop West Coast Pale Ale, Creamzilla Cream Ale, Illa Vanilla Milkshake IPA, Blueberry Illa, Strawberry Illa, Feeling My Stout Golden Stout, and most recently our Pie of the Tiger series.


JUICY

Our in house graphic designer develops unique, eye-catching branding for each of our widely appealing beers. Our logo features our mascot, Ernie, who has come to achieve his own individual identity, his name being likened to Ernst Eilert who ran one of the first breweries in Fresno, built in 1900.


COLD BEER.
LIVE MUSIC.
A THIRD THING.
#BEERTAINMENT

At Full Circle Brewing, we believe that time is the most valuable non-renewable resource. We have embarked on a journey to provide an outlet where our community can come together, unwind and enjoy the moment. Our brewery, with its unique indoor/outdoor ambiance, hosts a multitude of “beertainment” events including live music, bike polo, beer release parties, roller derby, Oktoberfest, and beer festivals.



As a brand, we have deep roots and connections in the entertainment industry. Through collaborations with music icons like Nappy Roots and Lil Eazy E, we have created a brand that curates experiences, at the tasting room and at home, allowing customers to detach, be mindful, and enjoy the moment.


nappyroots
Good Day IPA

THE BUSINESS MODEL

Successful distribution through wholesale and direct to consumer sales

Full Circle Brewing Co. has two primary distribution channels: wholesale and direct to consumer sales (online and at our location). Since inception, FCB has been a retail (tasting room) and entertainment venue, providing a destination for craft beer enthusiasts and entertainment lovers. FCB will continue this tradition while amplifying the variety, quality, and consistency of the beer and the events.

We also launched our FullCircle2Go program at the beginning of the pandemic, providing not only an outlet for retail sales, but also a way for our regular customers to remain connected to Full Circle while staying at home. We are not only offering delivery of beer in Fresno and surrounding areas, but also statewide shipping, enabling us to get beer to customers' porches anywhere in California.

FULL CIRCLE 2GO.com
BEER DELIVERY SERVICE

Retail sales produce the highest dollar per Barrel (31 gallons) at $1200 per barrel, while sales through the wholesale distribution channel average around $500 per barrel. Due to COVID-19, our current occupancy is restricted, thus reducing the possibility of increased sales. Accordingly we have begun a greater effort to expand our wholesale distribution revenue through acquiring new distributors, as there are less upward limits to this channel.



RETAIL SALES
$1200 per barrel

WHOLESALE
$500 per barrel



HOW WE ARE DIFFERENT

An established brand with a fresh, new approach

Full Circle Brewing was established in 2000, giving us history as the longest running brewery in Fresno, CA. New leadership has breathed life into the brand, with a refreshed logo, modernized beer and unique entertainment. Not only do we sell unique beer, but we are also ingrained in the entertainment industry, hosting events that are simply unmatched in the Central Valley region. From music events featuring P.O.D. to Alien Ant Farm, and live entertainment featuring everything from Roller Derby to Sword swallowing, FCB's entertainment variety has something for everyone.


FRESNO

We believe we are the first brand in the market to focus on the modern craft beer drinker, community, and millennials that are starved of entertainment. Now, with our own canning line, we are able to quickly run large batches of our signature beers as well as bring experimental and seasonal beers to the market on demand.



While all breweries initially invest in equipment, FCB is also investing in the process by implementing cutting edge inventory, sales, accounting, and social media applications, as well as thoroughly documenting our procedures so they can be quickly replicated in a scaling environment.


CUTTING EDGE

THE VISION

At the forefront of commercial scale beers in the Western region

Our goal is to be the primary name in fruited commercial scale beers within the Western Region. When people think of milkshake IPAs or fruited sours, we want them to think of our beers first. We intend to continue to ensure that our beers are sought after, fast sellouts, with customers anxiously awaiting the release of our newest flavor. For this reason, we are continuing to focus on and build excitement around the entire 'Illa' series, developing new experimental flavors.



Borgo Steel Buildings
CATSKILL

These are blueprints of a potential building

We intend to grow our footprint at our current location, by expanding on the property adjacent to the brewery, which we currently use for storage and outdoor events. This expansion will enable us not only to significantly increase our production, but also provide space that can be adapted for a music venue, tasting room, and beer related events such as festivals.

OUR LEADERSHIP

Knowledgeable and passionate about connecting with the market we serve

Full Circle Brewing Co. is a black-owned business, led to its current heights of success by CEO Arthur Moye. Moye's corporate background has provided a connection to the office world, and as a result, allowed us to create branding that resonates with our consumers. Moye has focused on crafting a team that is comprised of individuals that are the best in their field. At Full Circle, we have crafted our own family of the best in the business, leading to the exponential growth we have experienced.



FCB's management and investor team includes Fresno-based business professionals who are passionate about bringing quality beer and entertainment experiences to their community. Our seasoned team possesses complementary skills and delivers unparalleled business acumen, backed by decades of success. Our team is not only from Fresno, but all over California, the largest craft beer market in the country.

WHY INVEST

We have the ingredients for continued successful growth and market penetration-- now we need your help in putting them all together!

Full Circle Brewing Co. has the leadership, craftsmanship, and marketing expertise needed to position ourselves as a top craft brewer of the West. The market has proven that craft beer is the preferred choice for consumers across the US and, with our delicious, widely appealing flavors and varieties, we have a unique edge and a potential for mass market penetration. With our newest 'Illa' and 'Pie of the Tiger' flavors flying off the shelves within hours, we are growing a fan base and creating brand loyalty unmatched by our competitors.
Our recent acquisition of Sonoma Cider is one of our most exciting undertakings to date. We hope to not only revive the brand, but also provide the first cider produced on a commercial scale in the central valley.

As we continue to expand our brewery's capacity and grow our distribution network, we can't wait to have you join the Full Circle Brewing family!


FULL CIRCLE
BREWING CO
COLD BEER.
LIVE MUSIC.
A THIRD THING
WWW.FULLCIRCLEBREWING.COM | 559-264-6323

November 2016


JUICY

First New England IPA brewed in Fresno

Our Juicy NE IPA became the first of its style to be brewed in Fresno, and became the flagship beer of Full Circle Brewing Co.

June 2018



Purchased Canning Line, and Canned First Beer

Our first major move in packaged beer, allowing us to prepare for distribution

July 2018



Signed our first Distributor

The first major step in establishing our distribution network throughout California

October 2018



Replaced 7 Barrel Brewhouse with 15 Barrel Brewhouse

With the expansion of our cellar, we upgraded our brewhouse to allow us to significantly increase the output of beer

Month Year

Launched on StartEngine

Now YOU can own a part of our company!

October 2020



New, Faster Canning Line Arrives

This faster canning line will allow us to package more beer at a faster rate, resulting in an overall increase in production ability

2021

ANTICIPATED Become First Major Cider Producer in Fresno

With our recent aquisition of Sonoma Cider, we believe that we are positioned to become the first large scale cider producer in the Central Valley

2021



ANTICIPATED Acquire Larger Brewhouse

Replace our 15BBL brewhouse to an even larger brewhouse to further increase our capacity.

2021



ANTICIPATED Become THE name in fruited beers on the West Coast

When people think of fruited beers from the West Coast, we want Full Circle to be the first thing that comes to Mind

In the Press







SHOW MORE

Meet Our Team



Arthur Moye

Chief Executive Officer

Accountant by trade and former CalCPA Chapter President gone rogue. Sold his practice and bought a brewery.



Jason Heersche

Financial Controller

Over 15 years of strategic finance in the food and beverage industry. Focuses on operational efficiency, financial forcasting and reporting.

Offering Summary

Company	Full Circle Brewing Co. Ltd., LLC
Corporate Address	620 F Street, Fresno, CA 93706
Offering Minimum	$9,996.76
Offering Maximum	$4,999,998.62
Minimum Investment Amount (per investor)	$244.32

Terms

Offering Type : Equity

Security Name : Class C Non Voting

Minimum Number of Shares Offered : 1,964

Maximum Number of Shares Offered : 982,318

Price per Share : $5.09

Pre-Money Valuation : $24,996,501.36

**Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.*

Investments Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus units

Super Early Bird - Next 72 hours | 10% bonus units

Early Bird Bonus - Next 7 days | 5% bonus units

Tier 1 $250

- Full Circle Glass

Tier 2 $500

- Full Circle Glass
- Full Circle Swag bag
- 1 bottle of Investor only Bottle

Tier 3 $850

- Full Circle Glass
- Full Circle Swag Bag
- 1 bottle of Investor only Bottle
- 15% off beer and Merchandise purchased from our online store or at our taproom

Tier 4 $1,250

- Full Circle Glass
- Full Circle Swag Bag
- 1 bottle of Investor only Bottle
- 15% off beer and Merchandise purchased from our online store or at our taproom
- Full Circle Metal Sign

Tier 5 $2,000

- Full Circle Glass
- Full Circle Swag Bag
- 1 bottle of Investor only Bottle
- 15% off beer and Merchandise purchased from our online store or at our taproom
- Full Circle Metal Sign
- Full Circle Owners Growler
- Full Circle Owners Only T-Shirt

Tier 6 $5,000

- Full Circle Glass
- Full Circle Swag Bag
- 1 bottle of Investor only Bottle
- 15% off beer and Merchandise purchased from our online store or at our taproom
- Full Circle Metal Sign
- Full Circle Owners Growler
- Full Circle "Owners Only" Collared shirt
- "Season ticket" for admission into all onsite shows

Tier 7 $10,000

- Full Circle Glass
- Full Circle Swag Bag
- 1 bottle of Bad Ass Barleywine (Investor only Bottle)
- 15% off beer and Merchandise purchased from our online store or at our taproom
- Full Circle Metal Sign
- Full Circle Owners Growler
- Full Circle "Owners Only" Collared shirt
- "Season ticket" for admission into all onsite shows
- Initial call with CEO discussing opportunities and direction of Company

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Full Circle Brewing Co. Ltd., LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any Class C Units they purchase in this offering. For example, if you buy 100 units of Class C Units at $5.09 / unit, you will receive 110 units of Class C Units, meaning you'll own 110 units of Class C Units for $509. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Join us tomorrow at our taproom for information session!

21 hours ago

Interested in investing in Full Circle Brewing but want to learn more? Join us tomorrow Tuesday August 10th at 6:00pm at our Brewery District location for an information session on all things Full Circle and our Crowd Equity raise. We will also be going live at 6:00pm on Instagram for those who are out of town!


FULL CIRCLE
BREWING CO
FRESNO, CA
INVESTOR SESSION
TUESDAY AUG 10TH
LEARN HOW YOU CAN INVEST IN #BEERTAINMENT
FREE | ALL AGES | 6PM
FULL CIRCLE BREWERY DISTRICT | 712 FULTON ST FRESNO CA

Notice of Funds Disbursement

13 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Full Circle Brewing has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Full Circle Brewing be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

25 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Full Circle Brewing offering. Here's an excerpt describing the specifics of the change:

Issuer is extending their campaign for 90 days

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Over 97% of Raise Complete!

29 days ago


FULL CIRCLE BREWING CO

We are over 97% of the way towards our maximum raise, and we could not be more excited to welcome all of the new members of the Full Circle Family! If you have still not invested in Full Circle Brewing, the time has never been better. With a minimum investment of only $250, investing in one of the fastest growing industries in the Food and Beverage space has never been easier!

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Full Circle Brewing has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Full Circle Brewing be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Full Circle Brewing has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Full Circle Brewing be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Triple Beer Release -- All Brand New Beers!!

3 months ago

Join us on June 11th at our new taproom for three brand new beers, Live Music, and some delicious food!

-1 Brand New beer in Our Bomb Series

-2 collaborations


FULL CIRCLE PRESENTS:
TRIPLE BEER RELEASE
6.11.21 AT 5PM

Join Us for an In Person Information Session on June 1st!

3 months ago

Full Circle Brewing is excited to invite YOU to become part of the Full Circle Family, and be part of our growth towards becoming the Central Valley's first regional brewery. Join us on Tuesday June 1st to learn about our current crowd-equity campaign, and how you can invest in Full Circle Brewing with a minimum investment of only $250. Join the Full Circle Team for some Cold Beer, Live Music, some delicious food, and get any questions answered that you might have about our current crowd equity campaign.


JUICY

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Full Circle Brewing has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Full Circle Brewing be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

New Brewery District Grand Opening!

3 months ago

Over the last few months we have been putting in long hours preparing our new location, and we are now excited to invite you all to join us for the official Grand Opening this Friday and Saturday!

We are honored to be featured by multiple media outlets this past week, including 'Your Central Valley'. Check out their story here;

https://www.yourcentralvalley.com/cvt/full-circle-brewing-prepares-for-its-grand-opening-this-weekend/


Interview w/ Art New Location and Grand ...
Watch later
Share
Watch on YouTube

RSVP Using the Link Below

https://www.eventbrite.com/e/153391346647

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Comments (76 total)

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Al T. 2 INVESTMENTS 20 hours ago
Hi, Can you send me the details on the discount code for my tier level. I plan to stop by the taproom soon and want to use it while I am there . Thanks
0

Vincent M. 8 days ago
Can I see the EPS before investing?
0

Martin S. 3 INVESTMENTS 10 days ago
Hi.
Invested back in April and was curious when the Investor swag will ship so I can help promote the brand.
0

Jonathan R. 22 days ago
Can you talk about your pasteurization process a litte? While I love experiemental beers.... exploding cans, especially in retail distro, can be a disaster. Are your beers shelf stable?
1

Isidro A. 1 INVESTMENT 25 days ago
How much longer is the investing window going to be open for? Because I just got a notification that you want to extend it another 90 days. Can I ask why it is being extended? When will we get our merchandise and all the stuff promised to investors that have been waiting since day one??
0

Barrington C. SE OWNER 35 INVESTMENTS a month ago
I'm glad to be on board keep up the great work guys! the sky is not the limit it's only the view. Cheers!!
0 View 1 reply

Ronald V. a month ago
Hi, for the investment tiers that include a 15% discount; is that for one time use or a constant discount for the investor? Thank you!
0 View 1 reply

LJ C. a month ago
Will we get regular paychecks "as owners" depending on how good the business is doing?
0 View 1 reply

John M. SE OWNER 22 INVESTMENTS 2 months ago
I don't live in CA, but have a buddy who lives in San Diego so can I ship him my investor bottle?
0 View 1 reply

Lindsey F. 2 INVESTMENTS 2 months ago
Still a little confused why the campaign close date can't be published. Isn't the close date just tombstone information / a terms communication? As the campaign has rolled on for 6+ months it would be helpful to understand further.
0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker 1:
Hi, my name is Arthur Moye, a former boring accountant and home brewer, turned passionate owner of one of the longest running breweries in Central California.

Speaker 1:
The craft beer market is oversaturated with bitter IPA, which aren't appealing to the mass consumer. We set out to create beer that appeals to the beer connoisseur and non-beer drinkers alike. Resembling tastes that consumers are already familiar with, these beers turned our small brewery plans into big business. We have grown over 150% on average year over year, and the people are demanding more.

Speaker 1:
With all this demand, we kept running out of beer and running out of beer and again, running out of beer. We tapped into people just like you to take our production from 2,500 gallons to over 150,000 gallons a year, helping us pursue our goal of becoming a regional brewery and getting our fruit forward beers in the hands of consumers across the country.

Speaker 2:
What do customers think about our Illa series? They must love it because we can't brew it fast enough to keep it in stock. Each can of Illa is jam packed with real fruit, winning us an award at the California state fair for experimental beer.

Speaker 2:
People are so excited when a new flavor of Illa is released, that we have sold out in less than 30 minutes on some batches. Our customers are so passionate about the Illa series that it shows all over our social media. We have also been able to grow the local and statewide markets by putting our beer into big box retailers, such as Costco, Trader Joe's and Raley's. In fact, in order to meet this constant demand, we've been running the production line an averaging 16 hours a day.

Speaker 3:
We live in a world where everyone is constantly plugged in, distracted and unable to experience what is happening around them. We believe that time is the most valuable non-renewable resource and have embarked on a journey to provide an outlet where our community can detach, be present and mindful.

Speaker 3:
We embody this idea in the phrase, Beertainment, the combination of craft beer and live entertainment and have it as a mainstay on each beer label. Our venue has featured performances from world renowned acts such as E40, P.O.D. and Alien Ant Farm. Beertainment has become part of our brand.

Speaker 3:

In addition to live music, we posted such events as roller derby, bike polo, dodge ball, and cornhole competitions on a statewide league level. At full circle, you are always Beertained with cold beer, live music and the third thing. The third thing is whatever brings you full circle

Speaker 1:
With one of the most diverse and passionate teams in the craft beer industry located right in the middle of the largest craft beer market in the nation, we are ready to grow. By expanding our footprint and getting our fruited beers into the hands of more consumers, we have the goal of becoming the largest regional brewery in the Central Valley.

Speaker 1:
Tap into our success by investing now. Become part of our Full Circle family. Cheers.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDMENT TO SECOND AMENDED AND RESTATED OPERATING AGREEMENT

This **AMENDENT TO SECOND AMENDED AND RESTATED OPERATING AGREEMENT** (this " **Amendment** ") is entered into as of August 26, 2020, by and between, Full Circle Brewing Co. Ltd. LLC (the "**Company**"), a California limited liability company, and the undersigned members of the Company, constituting the holders of three-fourths of the outstanding Class A Units of the Company , and amends the Company's Second Amended and Restated Operating Agreement dated August 11, 2017 (the "**Operating Agreement**"). All capitalized terms used herein and not otherwise defined, shall have the meanings ascribed to them in the Operating Agreement.

1. **Amendments to Recitals**: Recital D is hereby amended to replace "Class B Members" with "*Class B Members and Class C Members*".

2. **Amendments to Section 1 (Definitions)**: The following definitions are hereby amended as follows:

a. Section 1.2 (Additional Capital Shortfall) is hereby deleted in its entirety.

b. Section 1.3 (Additional Capital Contribution) is hereby deleted in its entirety.

c. Section 1.25 (Defaulting Member), is hereby deleted in its entirety.

d. Section 1.37 (Majority of Members) is hereby deleted in its entirety and replaced with the following:

> ""*Majority of Members" means a Class A Member or Class A Members whose Percentage Interests represent more than 50% of the Percentage Interests held by all Class A Members; provided, however, to the extent a vote of all of the Members is required under the Act or this Agreement, "Majority of Members" shall mean more than 50% of the Percentage Interests of a Member or Members whose Percentage Interests represent more than 50% of the Percentage Interests held by all Members.*"

e. Section 1.39 (Member) is hereby deleted in its entirety and replaced with the following:

> ""*Member" means an Initial Member or a Person who acquired a Membership Interest and is admitted as a Substitute Member as permitted under this Agreement."*

f. Section 1.45 (Nondefaulting Member), is hereby deleted in its entirety.

g. Section 1.48 (Notice) is hereby deleted in its entirety and replaced with the following:

> ""*Notice" means any written notice required or permitted under the Agreement, the Articles of Organization, or the Act. A notice shall be deemed given or sent when delivered personally, sent electronically transmitted via the Platform, sent via electronic mail, or sent by regular*

mail or overnight delivery, postage and fees prepaid, and in the case of the Company, to the Company's corporate headquarters, and in the case of a Member, to the last known address for the Member set forth in the Company's books and records."

h. Section 1.67 (Two-thirds Majority of Members) is hereby deleted in its entirety and replaced with the following:

> ""*Two-thirds Majority of Members" means a Class A Member or Class A Members whose Percentage Interests represent more than 66% of the Percentage Interests held by all Class A Members.*"

3. **Amendment to Section 6 (Business Purposes)**. The following is hereby added to the end of Section 6:

> "*, and may engage in any other activity for which limited liability companies may be organized in the State of California.*"

4. **Amendments to Section 11 (Capital and Capital Contributions)**:

a. Section 11.2 is hereby deleted in its entirety and replaced with the following:

> "*Additional Contributions. No Member shall be required to contribute additional capital to the Company.*"

b. Section 11.3 is hereby deleted in its entirety and replaced with the following

> "*[Reserved]*"

5. **Amendments to Section 14 (Management of Company)**:

a. Section 14.3 is hereby amended to replace "Three-fourths Majority" with "*Majority of Members.*"

b. Section 14.4 are hereby amended to replace "Three-fourths Majority" with "*Two-thirds Majority.*"

c. Section 14.6 is hereby amended to add the following sentence:

> "*Notwithstanding the foregoing, any Manager may be employed or engaged as a consultant to provide other services to the Company, and receive compensation from the Company in connection therewith.*"

6. **Amendments to Section 15 (Financial Records and Tax Matters)**:

a. Section 15.1 is hereby deleted in its entirety and replaced with the following:

"*Accounts*. *Complete books of account of the Company's business, in which each Company transaction will be fully and accurately entered, will be kept at the Company's principal executive office and at such other locations as the Manager will determine from time to time and will be open to inspection and copying on reasonable Notice by any Class A Member or the Class A Member's authorized representatives during normal business hours. The costs of such inspection and copying will be borne by the Class A Member. For purposes of clarity, Class B Members and Class C Members shall have no right to inspect the books and records of the Company unless otherwise required under the Act.*"

b. The last paragraph of Section 15.3 is hereby deleted in its entirety and replaced with the following:

"*Except as otherwise required by law, the Manager shall maintain, and the Class A Members shall have access to, such books and Records of the Company on the Platform. If the Manager deems that any of the foregoing items will be kept beyond the term of existence of the Company, the repository of said items will be as designated by the Manager. For purposes of clarity, Class B Members and Class C Members shall not be entitled to access to such books and Records, unless otherwise required under the Act.*"

c. The first paragraph of Section 15.4 is hereby deleted in its entirety and replaced with the following:

"*At the end of each fiscal year the books of the Company will be closed and examined and statements reflecting the financial condition of the Company and its Profits or Losses will be prepared. Within 120 days after the end of the fiscal year, the Manager will cause to be sent to each Class A Member, by Electronic Transmission, an annual report that will include:*".

7. **Amendments to Section 16 (Membership)**:

a. Section 16.1.1 is hereby deleted in its entirety and replaced with the following:

"*Classes of Units and Issuances to Members*. *The Membership Interests are represented by Units. The Company currently has outstanding and is authorized to issue Class A Units, Class B Units and Class C Units. With the approval of the Class A Members as required hereunder, the Managers may (a) create new classes of Units, having such rights, preferences and privileges, and such other terms, as the Manager may determine from time to time, (b) issue to existing Members, additional Class A Units, Class B Units, Class C Members or other classes of Units that may be created, and (c) admit new Members to the Company and issue such new Members, Class A Units, Class B Units, Class C Units or any other classes of Units that may be*

created. There is no limit on the number of classes of Units that may be created or the number of Units of each class that may be issued."

b. Section 16.1.2 is hereby amended to add the following clause:

> "*, and subject to such rights, preferences and privileges, and such other terms, of any additional Classes of Units that may be created after the date hereof.*"

c. Section 16.1.3 is hereby deleted in its entirety and replaced with the following:

> "*16.1.3. Voting Interest. The Voting Interests are allocated solely among the Class A Units. For purposes of clarity, unless otherwise required by the Act, the Class B Units and the Class C Units shall have no Voting Interests.*
>
> *Without limiting the foregoing, each of the following acts will require the Vote of a Two-thirds Majority of Members:*
>
> *(1) Any amendment of the Articles of Organization or this Agreement or the termination hereof;*
> *(2) Compromise of the obligation of a Member to make a Capital Contribution as specified in Section 11;*
> *(3) Voluntary dissolution of the Company; or*
> *(4) Selection of a new Manager.*
>
> *Furthermore, a sale, exchange, transfer or other disposition of all, or substantially all, of the Company's assets, will require the Vote of a Two-thirds Majority of Members.*"

d. Sections 16.2.1 is hereby amended to replace "Three-fourths Majority" with "*Two-thirds Majority,*" and to replace "Class B Membership Interests" with "*Class B Membership Interests and Class C Membership Interests*".

e. Section 16.2.2, is hereby amended to replace "Three-fourths Majority" with "*Two-thirds Majority.*"

f. Section 16.3 is hereby amended to add the following sentence:

> "*Notwithstanding anything to the contrary set forth herein, and subject to the Act, only Class A Members shall have the right to participate in meetings of the Members.*"

g. Section 16.12 is hereby deleted in its entirety and replaced with the following:

> "*Withdrawal of Members. Except as may be otherwise provided herein, no Member may withdraw any portion of the capital of the Company and no Member shall be entitled to the return of its contribution to the capital of the Company.*"

h. Section 16.13 is hereby amended to replace each instance of "Class B Member" with "*Class B Member or Class C Member*".

8. **Amendments to Section 17 (Class A Membership Provisions)**:

a. Section 17.1 is hereby amended to apply only to Class A Members.

b. Section 17.2 is hereby amended to replace each instance of "Member's" or "Member" with "*Class A Member's*" or "*Class A Member*," as applicable.

c. Section 17.3 is hereby amended to replace "with respect to a Member," with "*with respect to a Class A Member*".

d. Section 17.4 is hereby amended to apply only to Class A Members.

e. The first sentence of Section 17.5 is hereby amended to replace "Members" with "*Class A Members*".

f. Section 17.8 is hereby amended to apply only to Class A Members.

9. **Amendments to Section 18 (Class B Membership Provisions)**:

a. The first paragraph of Section 18 is hereby amended to replace "Class B Members" with "*Class B Members and Class C Members*".

b. Section 18.1 is hereby deleted in its entirety.

c. Section 18.2 is hereby amended to replace "Class B Members" with "*Class B Members and Class C Members*".

10. **Amendment to Section 19 (Dissolution and Winding Up)**: Section 19.1, is hereby amended to replace "Three-fourths Majority" with "*Majority of Members.*"

11. **Amendments to Section 25 (General Provisions)**:

a. Section 25.3 is hereby amended to add the following sentence:

> "*The Parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts in Fresno County, California for the purpose of any suit, action, arbitration or other proceeding arising out of or based upon this Agreement (or such other jurisdiction as may be determined by the Managers, in their sole discretion); (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement, except in the federal and state courts in Fresno County, California (or such other jurisdiction as may be determined by the Managers, in their sole discretion); and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or*

otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court."

b. The following is hereby added as Section 25.10:

"*25.10 Amendments. This Agreement may be amended at any time by a Vote of a Two-thirds Majority of Members.*"

12. **Exhibit C**. Exhibit C is deleted in its entirety.

IN WITNESS WHEREOF, the undersigned have executed, or caused this Amendment to be executed, as of the date set forth above.

[SIGNATURE PAGES FOLLOW]

RESOLVED, upon execution of Class A Members, below, representing at least Three-Fourths Majority (878,645 units) of the outstanding Class A Units, Managing Member, Arthur Moye.

CLASS A MEMBER	**CLASS A UNITS**	**Date**	**SIGNATURE**
Jakovickas Family Trust dated August 25, 2016 Cassidy Jakovickas, Co-Trustee	54,500	[signature]	08 / 30 / 2020
The Moye' Family Trusted dated October 29, 2015 - Arthur Moye, Co-Trustee	706,519	[signature]	8/30/2020
Latricia Adkins	62,527		
Jorge Lazo	20,000		
Jacob Iest	55,067		
Joe Denham	2,500		
Sarah Moffat	30,000	[signature]	08 / 31 / 2020
Derek Franks	30,000	[signature]	08 / 31 / 2020
Amended and Restated Gary and Julie Winter Revocable Trust dated August 28, 2013 – Gary Winter , Co-Trustee	11,250	[signature]	08 / 28 / 2020

Ralph Tuttle	6,250		
Diego & Chandelle Arambula, Co-Trustees of the Arambula Trust originally dated November 16, 2011 & Amended in its entirety October 24, 2017- Diego Arambula, Co-Trustee	56,262	Diego Arambula	08 / 25 / 2020
Gladys Deniz	48,651	[signature]	09 / 01 / 2020
Mike Gebhart	6,250	[signature]	08 / 25 / 2020
John Muller	6,250	[signature]	08 / 26 / 2020
The Lunn Family Living Trust, Kate Lunn Co-Trustee	35,000	[signature]	08 / 25 / 2020
Jim Birges	5,000		
Dean Allen	5,000		
Brad Jaurique	5,000	[signature]	08 / 25 / 2020
Avakian	5,000	[signature]	08 / 28 / 2020
Cheryl Sakai	5,000	[signature]	08 / 25 / 2020
Emmanuel Morales	3,000	[signature]	08 / 28 / 2020
Michael Snell	5,000	Michael Snell	09 / 01 / 2020
Jeffery Mills	2,500	[signature]	08 / 25 / 2020
Rene Ramirez	5,000	Rene Ramirez & Veronica Ramirez	09 / 01 / 2020
TOTAL SHARES:	**1,171,526**		

SECOND AMENDED AND RESTATED OPERATING AGREEMENT FOR FULL CIRCLE BREWING CO. LTD. LLC

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT is entered into as of August 11, 2017 by the Initial Members and the Manager identified on the signature page hereto.

Recitals

A. The Company was formed, and its members at that time entered into an Operating Agreement, effective May 1, 1998.

B. On June 10, 2016, the Company's equity interests were sold, and the purchasers thereof entered into an Amended and Restated Operating Agreement. On January 30, 2017, said agreement was amended by its First Amendment thereto in conjunction with the purchase of equity interests therein by additional members.

C. Certain creditors of the Company desire to convert the debts that the Company owes them into equity interests, and the Company desires that such debts be so converted.

D. The parties hereto desire, as set forth more fully below, that the Company have two Classes of Members. Class A Members, which will include the Initial Members and their permitted transferees, will have all of the Company's voting rights. Class B Members, which will include investors and their permitted transferees, all of whom will become Members and will have no voting rights. All Members will interact with the Company via an online Platform.

E. Accordingly, the Members and the Manager enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations, under the California Revised Uniform Limited Liability Company Act.

Agreement

NOW THEREFORE, the Members and the Manager agree as follows:

1. Definitions. Capitalized terms used in this Agreement have the meanings specified in this Section or elsewhere in this Agreement and when not so defined will have the meanings set forth in California Corporations Code Section 17701.02.

1.1. "Act" means the California Revised Uniform Limited Liability Company Act (California Corporations Code Sections 17701.01, et seq.), including amendments from time to time.

1.2. "Additional Capital Shortfall" is defined in Section 11.3.

1.3. "Adjusted Capital Contribution" means, with respect to each Member, the excess of that Member's contribution to the capital of the Company over all prior distributions to the Member that have resulted from Capital Events.

1.4. "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in that Member's Capital Account as of the end of the relevant fiscal year of the Company, after the Member's Capital Account has been adjusted as follows:

(1) The Member's Capital Account will be increased by the amount of such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain; and

(2) The Member's Capital Account will be decreased by the amount of the items described in Regulation Section 1.704-1(b)(2)(ii)(d)(4)-(6).

This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulation Section 1.704-1(b)(2)(ii)(d) and will be interpreted consistently with that regulation.

1.5. "Affiliate" of a Member means any Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member. The term "control" (including the terms "controlled by" and "under common control with") means the direct or indirect possession of the power to direct or cause the direction of the management and policies of a Person, whether through membership, ownership of voting securities, by contract, or otherwise.

1.6. "Agent" is defined in Section 22.3.

1.7. "Agreement" means this Second Amended and Restated Operating Agreement, including all exhibits, which are incorporated herein, as originally executed and amended from time to time.

1.8. "Articles of Organization" is defined in Corporations Code Section 17701.02(b) as applied to this Company.

1.9. "Assignee" means a person who has acquired a Member's Transferable Interest in the Company, by way of a Transfer in accordance with the terms of this Agreement, but who has not become a Member.

1.10. "Assigning Member" means a Member who by means of a Transfer has transferred a Transferable Interest in the Company to an Assignee.

1.11. "Available Cash" means all net revenues from the Company's operations, including net proceeds from all sales, refinancing's, and other dispositions of Company property that the Manager, in the Manager's sole discretion, deems in excess of the amount reasonably necessary for the operating requirements of the Company, including debt reduction and Reserves.

1.12. "Award" is defined in Section 17.4.

1.13. "Bona Fide Offer" is defined in Section 17.2.

1.14. "Book adjustments" means, for any item of Company property for a given fiscal year, adjustments with respect to Book Value for depreciation, cost recovery, or other amortization deduction or gain or loss computed in accordance with Regulation Section 1.704-1(b)(2)(iv)(g), including Book Depreciation.

1.15. "Book Depreciation" means, with respect to any item of Company property for a given fiscal year, a percentage of depreciation or other cost recovery deduction allowable for federal income tax purposes for this item during that fiscal year equal to the result (expressed as a

percentage) obtained by dividing (1) the Gross Asset Value of that item at the beginning of the fiscal year (or the acquisition date during the fiscal year) by (2) the federal adjusted tax basis of the item at the beginning of the fiscal year (or the acquisition date during the fiscal year). If the adjusted tax basis of an item is zero, the Manager may determine Book Depreciation if he or she does so in a reasonable and consistent manner.

1.16. "Capital Account" means, with respect to any Member, the account reflecting the capital interest of the Member in the Company, consisting of the Member's initial Capital Contributions maintained and adjusted in accordance with Sections 11.1 through 11.5.

1.17. "Capital Contribution" means, with respect to any Member, the amount of the money and the initial Gross Asset Value of any property (other than money) contributed to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under Internal Revenue Code Section 752) in consideration of Units held by that Member. A Capital Contribution will not be deemed a loan.

1.18. "Capital Event" means a sale or disposition of any of the Company's capital assets, the receipt of insurance and other proceeds derived from the involuntary conversion of Company property, the receipt of proceeds from a refinancing of Company property, or a similar event with respect to Company property or assets.

1.19. "Class" has the meaning set forth in Section 16.1.1.

1.20. "Code" or "IRC" means the Internal Revenue Code of 1986, as amended, and any successor provision.

1.21. "Company" means the company named in Section 3.

1.22. "Company Minimum Gain" has the meaning set forth in Regulation Section 1.704-2(d)(1).

1.23. "Confidential Information" is defined in Section 21.1.

1.24. "Corporations Code" means the California Corporations Code.

1.25. "Defaulting Member" is defined in Section 11.3.

1.26. "Delegate" is defined in Section 19.2.

1.27. "Electronic Transmission by the Company" and "Electronic Transmission to the Company" have the meanings set out in Corporations Code Section 17701.02(i).

1.28. "Encumber" means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law.

1.29. "Encumbrance" means, with respect to a Membership Interest or any element thereof, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

1.30. "Expenses" are defined in Section 22.5.

1.31. "Expiration Date" is defined in Section 17.4.

1.32. “Fair Option Price” is defined in Section 17.7.

1.33. “Gross Asset Value” means, with respect to any item of property of the Company, the item’s adjusted basis for federal income tax purposes, except as follows:

(1) The initial Gross Asset Value of any property contributed by a Member to the Company will be the value of that property, as mutually agreed by the contributing Member and the Company;

(2) The Gross Asset Value of all items of Company property will be adjusted as of the following times: (a) the acquisition of an interest or additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution, (b) the distribution of money or other property (other than a de minimis amount) by the Company, and (c) the liquidation of the Company within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments under clauses (a) and (b) above will be made only if the Manager has determined that the Company will revalue its assets in accordance with Regulation Section 1.704-1(b)(2)(iv)(f);

(3) The Gross Asset Value of any Company asset distributed to any Member will be the value of such asset on the date of distribution, determined in accordance with Section 12.4, or if such distribution is not pursuant to that Section, then in accordance with Regulation Section 1.737-1(b)(2);

(4) The Gross Asset Value of Company assets will be increased (or decreased) to reflect any adjustments to the adjusted tax basis of such assets under Internal Revenue Code Sections 732, 734, or 743, subject to the limitations imposed by Internal Revenue Code Section 755 and only to the extent that such adjustments are taken into account in determining Capital Accounts under Regulation Section 1.704-1(b)(2)(iv)(m); and

(5) If the Gross Asset Value of an asset has been determined or adjusted under subparagraphs (1), (2), or (4) of this Section, such Gross Asset Value will thereafter be adjusted by the Book Depreciation, if any, taken into account with respect to such asset for purposes of computing Profits and Losses.

1.34. “Initial Members” means the Members identified in the preamble to this Agreement. A reference to an Initial Member means any of the Initial Members.

1.35. “Involuntary Transfer” means, with respect to a Membership Interest or any element thereof, any transfer or purported transfer by operation of law, under court order, charging order, foreclosure of a security interest, execution of a judgment or other legal process, or to or from a trustee in bankruptcy, a receiver, or an assignee for the benefit of creditors.

1.36. “Losses” are defined in Section 12.1.

1.37. “Majority of Members” means a Member or Members whose Percentage Interests represent more than 50 percent of the Percentage Interests of all the Members.

1.38. "Manager" or "Managers" means the Person(s) identified as such in the preamble to this Agreement or the Person(s) who from time to time succeed any Person as a Manager and who, in either case, are serving at the relevant time as a Manager.

1.39. "Member" means an Initial Member or a Person who otherwise acquires a Membership Interest, as permitted under this Agreement, and who remains a Member.

1.40. "Member Nonrecourse Debt" is defined in Regulation Section 1.704-2(b)(4).

1.41. "Member Nonrecourse Debt Minimum Gain" is an amount attributable to a Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined as set forth in Regulation Section 1.704-2(i)(2)-(3).

1.42. "Member Nonrecourse Deductions" has the meaning set forth in Regulation Section 1.704-2(i)(2). For any fiscal year of the Company, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt equals the net increase during that fiscal year in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt during that fiscal year, reduced (but not below zero) by the amount of any distributions during such year to the Member bearing the economic risk of loss for such Member Nonrecourse Debt if such distributions are both from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, all as determined according to the provisions of Regulation Section 1.704-2(i)(2). In determining Member Nonrecourse Deductions, the ordering rules of Regulation Section 1.704-2(j) will be followed.

1.43. "Membership Date" means the date on which a Member was admitted as a Member.

1.44. "Membership Interest" means a Member's rights in the Company, collectively, including the Member's Transferable Interest, any right to Vote or participate in management, and any right to information concerning the business and affairs of the Company.

1.45. "Nondefaulting Member" is defined in Section 11.3.

1.46. "Nonrecourse Deductions" has the meaning set forth in Regulation Section 1.704-2(c). The amount of Nonrecourse Deductions for a Company fiscal year equals the net increase in the amount of Company Minimum Gain during that fiscal year, reduced (but not below zero) by the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain.

1.47. "Nonrecourse Liability" is defined in Regulation Section 1.752-1(a)(2).

1.48. "Notice" means a written notice required or permitted under this Agreement. A notice will be deemed given or sent when electronically transmitted via the Platform, or deposited, as certified mail or for overnight delivery, postage and fees prepaid, in the United States mails; when delivered to FedEx, United Parcel Service, or DHL, for overnight delivery, charges prepaid or charged to the sender's account; when personally delivered to the recipient; when transmitted by Electronic Transmission by or to the Company, and such transmission is electronically confirmed as having been successfully transmitted; or when delivered to the home or office of a recipient in the care of a person whom the sender has reason to believe will promptly communicate the notice to the recipient.

1.49. “Option Date” is defined in Section 17.5.

1.50. “Percentage Interest” means the percentage equal to the number of Units owned by a Member divided by the number of Units held by all Members (or, with respect to any Vote, the number of Units that are entitled to Vote that are owned by a Member divided by the number of Units that are entitled to Vote that are held by all Members).

1.51. “Person” means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

1.52. “Platform” means, at any given time, the online platform by which the Company interacts with all Members. As of the effective date hereof, the Platform is KoreConX (www.koreconx.com).

1.53. “Proceeding” is defined in Section 22.4.

1.54. “Profits” are defined in Section 12.1.

1.55. “Proxy” means a written authorization signed or an electronic transmission authorized by a Member or the Member's attorney-in-fact giving another person the power to exercise the voting rights of that Member. "Signed," for the purpose of the preceding sentence, means the placing of the Member's name on the proxy (whether by manual signature, typewriting, telegraphic or electronic transmission, or otherwise) by the Member or Member's attorney-in-fact.

1.56. “Regulation” means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as such regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

1.57. “Reserves” means the aggregate of reserve accounts that the Manager, in the Manager’s sole discretion, deems reasonably necessary to meet accrued or contingent liabilities of the Company, reasonably anticipated operating expenses, and working capital requirements.

1.58. “Selling Member” is defined in Section 17.3.

1.59. “Substituted Member” is defined in Section 17.8.

1.60. “Successor in Interest” means an Assignee, a successor of a Person by merger or otherwise by operation of law, or a transferee of all or substantially all of the business or assets of a Person.

1.61. “Tax Item” means each item of income, gain, loss, deduction, or credit of the Company.

1.62. “Tax Matters Member” means such Person as may be designated in Section 15.6.

1.63. “Three-fourths Majority of Members” means a Member or Members whose Percentage Interests represent more than 75 percent of the Percentage Interests of all the Members.

1.64. “Transfer” means, with respect to a Membership Interest or any element thereof, any sale, assignment, gift, Involuntary Transfer, or other disposition thereof.

1.65. "Transferable Interest" means a Person's (i) right to share in the income, gains, losses, deductions, credit, or similar items of, and to receive distributions from, the Company and (ii) information rights set forth in Corporations Code Section 17704.10, but does not include any other rights of a Member, including the right to vote or to participate in management.

1.66. "Triggering Event" is defined in Section 17.3.

1.67. "Two-thirds Majority of Members" means a Member or Members whose Percentage Interests represent more than 66 percent of the Percentage Interests of all the Members.

1.68. "Unit" has the meaning set forth in Section 16.1.

1.69. "Vote" means a written consent or approval, a ballot cast at a meeting, or a voice vote.

1.70. "Voting Interest" means, with respect to a Member, the right to Vote or participate in management and any right to information concerning the business and affairs of the Company provided under the Act, except as limited by the provisions of this Agreement. A Member's Voting Interest will be directly proportional to that Member's Percentage Interest.

1.71. "Writing" includes any form of recorded message capable of comprehension by ordinary visual means, and when used to describe communications between the Company and its Members, "writing" will include Electronic Transmissions by the Company and Electronic Transmissions to the Company.

1.72. "Written" or "in writing" includes facsimile, telephone, and other electronic communication authorized by the Corporations Code.

2. Filing and Amendment Articles of Organization. The Articles of Organization and an Amendment thereto, each in the form attached to this Agreement as Exhibit A, have been filed with the California Secretary of State.

3. Name of Company. The name of the Company is FULL CIRCLE BREWING Co. Ltd. LLC.

4. Address of Company. The principal executive office of the Company will be at 620 F Street, Fresno, California 93706, or such other place or places as may be determined by the Manager from time to time.

5. Agent for Service of Process. The agent for service of process on the Company Lawvex, Inc., whose address is 2565 Alluvial Ave #102, Clovis, California 93611. The Manager may from time to time change the Company's agent for service of process.

6. Business Purposes. The Company's purpose is to engage in the business of producing and marketing beer and the wholesale and retail selling of such beer.

7. Limited Liability Company. The Members intend the Company to be a limited liability company under the Act and to be classified as a partnership for federal and, to the maximum extent possible, state income taxes. Neither the Manager nor any Member will take any action inconsistent with the express intent of the parties to this Agreement.

8. Term of Company's Existence. The term of existence of the Company will commence on the effective date of filing of Articles of Organization with the California Secretary of State and will continue until terminated by the provisions of the Articles of Organization, this Agreement, or as provided by law.

9. Initial Members. The names and addresses of the Initial Members are as set forth on the signature page of this Agreement. Each Initial Member who has a spouse or registered domestic partner living in a community property state will have such spouse or registered domestic partner complete and execute a Spousal Consent in the form attached hereto.

10. Manager. The Company will be managed by a Manager or Managers.

11. Capital and Capital Contributions.

11.1. Initial Capital Contributions. Each Initial Member has contributed to the capital of the Company the Member's Capital Contribution specified in Exhibit B.

11.2. Additional Contributions. A Two-thirds Majority of Members may determine, from time to time, that Capital Contributions in addition to the Members' initial Capital Contributions are needed to enable the Company to conduct its business and when such additional Capital Contributions must be made. On the Members' making such determinations, the Manager will give Notice thereof to all Members. The Notice will set forth the amount of additional Capital Contribution needed, the purpose for which it is needed, and the date by which the Members will contribute. Each Member will be required to make an additional Capital Contribution in an amount that bears the same proportion to the total additional Capital Contribution that such Member's Capital Account balance bears to the total Capital Account balances of all Members. No Member may voluntarily make any additional Capital Contribution.

11.3. Dilution to Make Up Shortfall. If a Member fails to make an additional Capital Contribution required under Section 11.2 within 30 days after it is required to be made (a Defaulting Member), the Manager will within five days after said failure notify each other Member (a Nondefaulting Member) in writing of the total amount of Defaulting Member Capital Contributions not made (the Additional Capital Shortfall) and will specify a number of days within which each Nondefaulting Member may make an additional Capital Contribution, which will not be less than an amount bearing the same ratio to the amount of Additional Capital Shortfall as the Nondefaulting Member's Capital Account balance bears to the total Capital Accounts of all Nondefaulting Members. If the total amount of Additional Capital Shortfall is not so contributed, the Manager may use any reasonable method to provide Members the opportunity to make additional Capital Contributions, until the Additional Capital Shortfall is as fully contributed as possible. Following the Nondefaulting Members' making of such additional Capital Contributions, each Nondefaulting Member's number of Units will be increased, and each Defaulting Member's number of Units will be decreased, to the extent that the Manager determines is required to reflect the additional Capital Contributions that actually were made.

11.4. Capital Accounts. An individual Capital Account for each Member will be maintained in accordance with Regulation Section 1.704-1(b)(2)(iv) and adjusted in accordance with the following provisions:

(1) A Member's Capital Account will be increased by that Member's Capital Contributions, that Member's share of Profits, and any items in the nature of income or gain that are specially allocated to that Member under Section 12.3.

(2) A Member's Capital Account will be increased by the amount of any Company liabilities assumed by that Member subject to and in accordance with Regulation Section 1.704-1(b)(2)(iv)(c).

(3) A Member's Capital Account will be decreased by (a) the amount of cash distributed to that Member, (b) the Gross Asset Value of any property of the Company so distributed, net of liabilities secured by such distributed property that the distributee Member is considered to assume or to be subject to under Internal Revenue Code Section 752, and (c) the amount of any items in the nature of expenses or losses that are specially allocated to that Member under Section 12.3.

(4) A Member's Capital Account will be reduced by the Member's share of any expenditures of the Company described in Internal Revenue Code Section 705(a)(2)(B) or which are treated as Internal Revenue Code Section 705(a)(2)(B) expenditures under Regulation Section 1.704-1(b)(2)(iv)(i) (including syndication expenses and losses nondeductible under Internal Revenue Code Sections 267(a)(1) or 707(b)).

(5) If any Transferable Interest (or portion thereof) is transferred, the transferee of such Transferable Interest or portion will succeed to the transferor's Capital Account attributable to such interest or portion.

(6) The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note will not be included in the Capital Account of any Person until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulation Section 1.704-1(b)(2)(iv)(d)(2).

(7) Each Member's Capital Account will be increased or decreased as necessary to reflect a revaluation of the Company's property assets in accordance with the requirements of Regulation Section 1.704-1(b)(2)(iv)(f)-(g), including the special rules under Regulation Section 1.701-1(b)(4), as applicable.

11.5. Withdrawals. A Member will not be entitled to withdraw any part of the Member's Capital Contribution or to receive any distributions, whether of money or property, from the Company except as provided in this Agreement.

11.6. Interest. No interest will be paid on Capital Contributions or on the balance of a Member's Capital Account.

11.7. Limited Liability. A Member will not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in the Act or in this Agreement.

11.8. No Priority of Return. No Member will have priority over any other Member with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deductions, credits, or items thereof.

12. Profits and Losses.

12.1. Definition of Profits and Losses. As used in this Agreement, "Profits" and "Losses" mean respectively, for each fiscal year or other period specified in this Agreement, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Internal Revenue Code Section 703(a), including all Tax Items required to be stated separately under Internal Revenue Code Section 703(a)(1), with the following adjustments:

(1) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses will be added to such taxable income or loss;

(2) Any expenditures of the Company described in Internal Revenue Code Section 705(a)(2)(B) or treated as Internal Revenue Code Section 705(a)(2)(B) expenditures under Regulation Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses will be subtracted from such taxable income or will increase such loss; and

(3) Notwithstanding the foregoing provisions of this Section, any items of income, gain, loss, or deduction that are specially allocated will not be taken into account in computing Profits or Losses under Section 12.2.

12.2. Allocation of Profits and Losses.

12.2.1. The Profits and Losses of the Company and all items of Company income, gain, loss, deduction, or credit will be allocated, for Company book purposes and for tax purposes, to the Members in proportion to their respective Percentage Interests. No items of taxable loss or deduction will be allocated to a Member if and to the extent that the allocation would result in that Member having an Adjusted Capital Account Deficit.

12.3. Special Allocations.

12.3.1. The following special allocations will be made in the following order:

(1) Company Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during a fiscal year, each Member will be allocated, before any other allocation under this Section, items of Company income and gain for the fiscal year equal to the Member's share of the net decrease in Company Minimum Gain as determined in accordance with Regulation Section 1.704-2(g)(2).

(2) Member Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease in Member Nonrecourse Debt Minimum Gain during a fiscal year, any Member with a share of the Member Nonrecourse Debt Minimum Gain attributable to Member Nonrecourse Debt as of the beginning of such fiscal year will be allocated items of Company income and gain for the year (and, if necessary, subsequent years) equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. A Member's share of net decrease in Member Nonrecourse Debt Minimum Gain will be determined under Regulation Section 1.704-2(g)(2). A Member will not be subject to the foregoing chargeback to the extent permitted under Regulation Section 1.704-2(i)(4).

(3) Qualified Income Offset. If any Member unexpectedly receives an adjustment, allocation, or distribution described in Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), or

(6), the Member will be allocated items of Company income and gain (consisting of a prorata portion of each item of Company income, including gross income and gain for such fiscal year) in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit of the Member as quickly as possible; provided that an allocation pursuant to this paragraph will be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section have been tentatively made as if this paragraph were not in the Agreement.

(4) Gross Income Allocation. If any Member has a deficit Capital Account at the end of any Company fiscal year which is in excess of the sum of (i) the amount the Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount the Member is deemed to be obligated to restore pursuant to Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member will be specially allocated items of Company income in the amount of the excess as quickly as possible; provided that an allocation pursuant to this paragraph will be made only if and to the extent that the Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section have been made as if the preceding paragraph and this paragraph were not in the Agreement.

(5) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Company fiscal year will be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which the Member Nonrecourse Deductions are attributable in accordance with Regulation Section 1.704-2(i)(1).

(6) Nonrecourse Deductions. Nonrecourse Deductions for any fiscal years will be specially allocated in proportion to their respective allocations of Profits for that fiscal year.

(7) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Internal Revenue Code Sections 743(b), Internal Revenue Code Section 734(b) is required, under Regulation Section 1.704-1(b)(2)(iv)(m)(2) or Regulation Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of his or her interest in the Company, the amount of the adjustment to Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis), and the gain or loss will be specially allocated to the Members in accordance with their interests in the Company in the event that Regulation Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom the distribution was made in the event that Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

12.3.2. Member Nonrecourse Deductions for any fiscal year of the Company will be allocated to the Members in the same proportion as Profits and Losses are allocated under Section 12.2 provided that any Member Nonrecourse Deductions for any fiscal year or other period will be allocated to the Member who bears (or is deemed to bear) the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulation Section 1.704-2(i)(2).

12.3.3. In any fiscal year of the Company, Profits in excess of Losses of the Company resulting from a Capital Event in that Fiscal Year will be allocated to the Members in the following order:

(1) To Members whose Adjusted Capital Contributions are in excess of their Capital Accounts, in proportion to those excesses, until all of those excesses have been

eliminated.

(2) Among the Members in the same proportion as Profits and Losses are allocated under Section 12.2.

12.3.4. In any fiscal year of the Company, Losses in excess of Profits of the Company, resulting from a Capital Event in that fiscal year, will be allocated to the Members with positive Capital Accounts, in proportion to their positive Capital Account balances, until no Member has a positive Capital Account. For this purpose, Capital Accounts will be reduced by the adjustments set forth in Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

12.3.5. Any unrealized appreciation or unrealized depreciation in the values of Company property distributed in kind to Members will be deemed to be Profits or Losses realized by the Company immediately prior to the distribution of the property and such Profits or Losses will be allocated to the Capital Accounts in the same proportions as Profits and Losses are allocated under Section 12.2. Any property so distributed will be treated as a distribution to the Members to the extent of the Gross Asset Value of the property, less the amount of any liability secured by and related to the property. Nothing contained in this Agreement is intended to treat or cause such distributions to be treated as sales for value. For the purposes of this Section, "unrealized appreciation" or "unrealized depreciation" will mean the difference between the Gross Asset Value of such property and the Company's federal adjusted tax basis for such property.

12.3.6. Any item of income, gain, loss, or deduction with respect to any property (other than cash) that has been contributed by a Member to the capital of the Company, or that has been revalued under the provisions of Section 11.4, and that is required or permitted to be allocated to such Member for income tax purposes under Internal Revenue Code Section 704(c) in order to take into account the variation between the tax basis of such property and its Gross Asset Value at the time of its contribution, will be allocated solely for income tax purposes in the manner required or permitted under Internal Revenue Code Section 704(c) using the "traditional" method described in Regulation Section 1.704-3(b), except that any other method allowable under applicable Regulations may be used for any contribution of property with respect to which there is agreement among the contributing Member and the Manager (and, if the Manager and the contributing Member are Affiliates, a Majority of Members who are not Affiliates of the Manager).

12.3.7. In the case of a Transfer of a Transferable Interest during any fiscal year of the Company, the Assigning Member and Assignee will each be allocated Profits or Losses based on the number of days each held the Transferable Interest during that fiscal year. If the Assigning Member and Assignee agree to a different proration and advise the Manager of the agreed proration before the date of the Transfer, Profits or Losses from a Capital Event during that fiscal year will be allocated to the holder of the Interest on the day such Capital Event occurred. If an Assignee makes a subsequent Assignment, said Assignee will be considered an "Assigning Member" with respect to the subsequent Assignee for purposes of the aforesaid allocations.

12.4. Revaluation of Company Assets.

12.4.1. The Gross Asset Value of all Company property will be adjusted as of the following times:

(1) The acquisition of an interest or additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

(2) The distribution of money or other property (other than a de minimis amount) by the Company to a Member as consideration for a Transferable Interest in the Company; and

(3) The liquidation of the Company within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g).

Adjustments under subparagraphs (1) and (2) will be made only in the event of a revaluation of Company property under Section 11.4 in accordance with Regulation Section 1.704-1(b)(2)(iv)(f).

12.4.2. The Gross Asset Value of Company property will be increased or decreased to reflect adjustments to the adjusted tax basis of such property under Internal Revenue Code Section 732, 733, or 743, subject to the limitations imposed by Internal Revenue Code Section 755 and Regulation Section 1.704-1(b)(2)(iv)(m).

12.4.3. If the Gross Asset Value of an item of property has been determined or adjusted under Section 12.4.1 or 12.4.2, such Gross Asset Value will be adjusted by the Book Depreciation, if any, taken into account with respect to such property for purposes of computing Profits and Losses.

12.5. Compliance with Laws and Regulations. It is the intent of the Members that each Member's allocated share of Company Tax Items be determined in accordance with this Agreement to the fullest extent permitted by Internal Revenue Code Sections 704(b)-(c). Notwithstanding anything to the contrary contained in this Agreement, if the Company is advised that, as a result of the adoption of new or amended regulations under Internal Revenue Code Sections 704(b)-(c), or the issuance of authorized interpretations, the allocations provided in this Agreement are unlikely to be respected for federal income tax purposes, the Manager is hereby granted the power to amend the allocation provisions of this Agreement, on advice of accountants and legal counsel, to the minimum extent necessary to cause such allocation provisions to be respected for federal income tax purposes.

13. Distributions.

13.1. Available Cash from Business Operations. All Available Cash, other than revenues or proceeds from a Capital Event or the dissolution of the Company, will be distributed among the Members in the same manner as Profits. The parties intend that Available Cash will be distributed as soon as practicable following the Manager's determination that such cash is available for distribution. The parties acknowledge that no assurances can be given with respect to when or whether said cash will be available for distributions to the Members.

13.2. Available Cash from Capital Events. All Available Cash resulting from a Capital Event (as distinguished from normal business operations or the dissolution of the Company) will be distributed to the Members in accordance with their respective Percentage Interests as soon as practicable following the Manager's determination that such cash is available for distribution.

13.3. Noncash Proceeds. If the proceeds from a sale or other disposition of an item of Company property consist of property other than cash, the value of that property will be as determined by the Manager. If such noncash proceeds are subsequently reduced to cash, such cash will be taken into account by the Manager in determining Available Cash and the Manager will determine whether such cash has resulted from operations or from a Capital Event.

13.4. Compliance with Applicable Law. In no event will the Manager make any distribution in violation of Corporations Code Section 17704.05.

13.5. Liquidating Proceeds. Notwithstanding any other provisions of this Agreement to the contrary, when there is a distribution in liquidation of the Company or when any Member's interest is liquidated, all items of income and loss first will be allocated to the Members' Capital Accounts under Sections 12.1 through 12.3 and other credits and deductions to the Members' Capital Accounts will be made before the final distribution is made. The final distribution to the Members will be made as provided in Section 19.2. The provisions of this Section and Section 19.2 will be construed in accordance with Regulation Section 1.704-1(b)(2)(ii)(b)(2).

14. Management of Company.

14.1. Managers. The business of the Company will be managed initially by one Manager. The number of Managers may be changed only on the Vote of a Three-fourths Majority of Members and the execution and filing of a Certificate of Amendment of the Articles of Organization of the Company in conformity with Corporations Code Section 17702.02, if necessary. The number of Managers may not be less than one. Each Manager will have an obligation to carry out the Manager's duties with loyalty, care, good faith and fair dealing to both the Company and the Members.

14.2. Removal of a Manager. A Manager may be removed only on the Vote of a Three-fourths Majority of Members and the execution and filing of a Certificate of Amendment of the Articles of Organization of the Company in conformity with Corporations Code Section 17702.02, if necessary.

14.3. Vacancies. Any Manager vacancy may be filled only on the Vote of a Three-fourths Majority of Members.

14.4. Duties of Managers. The Managers will have the powers and duties described in Corporations Code Section 17701.05 and such other powers and duties as may be prescribed in this Agreement or by the Members. Notwithstanding the foregoing, the Managers will not take any of the actions set forth in Section 16.1.3 without the prior written consent, in advance, of a Member or Members having the Percentage Interests specified therein. Furthermore, the Manager will not take any of the following actions on behalf of the Company without the prior written consent, in advance, of a Three-fourths Majority of Members:

(1) Any act that would make it impossible to carry on the ordinary business of the Company;

(2) Any confession of a judgment against the Company;

(3) The incurring of any debt outside the ordinary course of business, for example, encumbering Company real property with secured debt would be outside the ordinary course of business but leasing or financing machinery and equipment would not;

(4) A change in the nature of the principal business of the Company;

(5) The filing of a petition in bankruptcy or the entering into of an arrangement among creditors; or

(6) The entering into, on behalf of the Company, of any transaction constituting a "reorganization" within the meaning of Corporations Code Section 17711.01.

Any fiduciary obligations of the Managers notwithstanding, a Manager may provide consulting services to one or more breweries and may receive equity interests in such

breweries as compensation for such services.

14.5. Procedure for Action by Managers.

14.5.1. Actions of the Managers will be taken at meetings or as otherwise provided in this Section by a majority of the Managers. No regular meetings of the Managers need be held. Any Manager may call a meeting of the Managers by giving Notice of the time and place of the meeting at least 48 hours prior to the time of the holding of the meeting. The

Notice need not specify the purpose of the meeting, nor the location if the meeting is to be held at the principal executive office of the Company.

14.5.2. A majority of Managers will constitute a quorum for the transaction of business at any meeting of the Managers.

14.5.3. The transactions of the Managers at any meeting, however called or noticed, or wherever held, will be as valid as though transacted at a meeting duly held after call and notice if a quorum is present and if, either before or after the meeting, each Manager not present signs a written waiver of notice, a consent to the holding of such meeting, or an approval of the minutes of such meeting.

14.5.4. Any action required or permitted to be taken by the Managers under this Agreement may be taken without a meeting if a majority of the Managers individually or collectively consent in writing to such action.

14.5.5. Managers may participate in the meeting through the use of a conference telephone or similar communications equipment, provided that all Managers participating in the meeting can hear one another.

14.5.6. The Managers will keep or cause to be kept with the books and records of the Company full and accurate minutes of all meetings, notices and waivers of notices of meetings, and all written consents to actions of the Managers.

14.6. Compensation. The Managers will not be entitled to compensation for their services as Managers. The Managers will be entitled to reimbursement for all expenses reasonably incurred in the performance of their duties as Managers.

14.7. Officers of Company. The Company may have such officers, who may or may not be compensated for their services as officers, as determined by a Majority of Members from time to time.

14.8. Title to Assets. The Manager will cause all assets of the Company, whether real or personal, to be held in the name of the Company.

14.9. Banking. All funds of the Company will be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at such locations as will be determined by the Manager. Withdrawal from such accounts will require only the signature of the Manager.

14.10. Contracts. All contracts entered into by the Company will be signed by a Manager.

15. Financial Records and Tax Matters.

15.1. Accounts. Complete books of account of the Company's business, in which each Company

transaction will be fully and accurately entered, will be kept at the Company's principal executive office and at such other locations as the Manager will determine from time to time and will be open to inspection and copying on reasonable Notice by any Member or the Member's authorized representatives during normal business hours. The costs of such inspection and copying will be borne by the Member.

15.2. Accounting. Financial books and records of the Company will be kept on the cash method of accounting, which will be the method of accounting followed by the Company for federal income tax purposes. The financial statements of the Company will be appropriate and adequate for the Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company will be January 1 through December 31.

15.3. Records. At all times during the term of existence of the Company, and beyond that term if the Manager deems it necessary, the Manager will keep or cause to be kept the books of account referred to in Section 15.2, together with:

(1) A current list of the full name and last-known business or residence address of each Member, together with the Capital Contribution and the share in Profits and Losses of each Member;

(2) A current list of the full name and business or residence address of each Manager;

(3) A copy of the Articles of Organization, as they may be amended;

(4) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

(5) An original executed copy or counterparts of this Agreement, as they may be amended;

(6) Any powers of attorney under which the Articles of Organization or any amendments to said Articles were executed;

(7) Financial statements of the Company for the six most recent fiscal years; and

(8) The books and Records of the Company as they relate to the Company's internal affairs for the current and past four fiscal years.

Except as otherwise required by law, the Manager shall maintain, and the Members shall have access to such books and Records of the Company on the Platform. If the Manager deems that any of the foregoing items will be kept beyond the term of existence of the Company, the repository of said items will be as designated by the Manager.

15.4. Financial Statements. At the end of each fiscal year the books of the Company will be closed and examined and statements reflecting the financial condition of the Company and its Profits or Losses will be prepared. Within 120 days after the end of the fiscal year, the Manager will cause to be sent to each Member, by Electronic Transmission, the Platform,or otherwise, an annual report that will include:

(1) The aforementioned financial statements, which will include a balance sheet, an income statement, and a statement of changes in the financial position of the Company as of the close of the fiscal year; and

(2) A statement showing the Capital Account of each Member as of the close of the fiscal

year and the distributions, if any, made to each Member during the fiscal year.

15.5. Income Tax Returns. Within 90 days after the end of each taxable year of the Company, the Manager will send to each of the Members all information necessary for the Members to complete their federal and state income tax or information returns with respect to the Company and a copy of the Company's federal, state, and local income tax or information returns for such year.

15.6. Tax Matters Member (Partner). Arthur L. Moye', III will act as the initial Tax Matters Member (Partner) of the Company under Internal Revenue Code Section 6231(a)(7). The Tax Matters Member (Partner) is hereby authorized to do the following:

(1) Keep the Members informed of administrative and judicial proceedings for the adjustment of Company items (as defined in Internal Revenue Code Section 6231(a)(3)) at the Company level, as required under Internal Revenue Code Section 6223(g) and the implementing Regulations;

(2) Enter into settlement agreements under Internal Revenue Code Section 6224(c)(3) and applicable Regulations with the Internal Revenue Service or the Secretary of the Treasury (the Secretary) with respect to any tax audit or judicial review, in which agreement the Tax Matters Member may expressly state that such agreement will bind the other Members, except that such settlement agreement will not bind any Member who (within the time prescribed under the Code and Regulations) files a statement with the Secretary providing that the Tax Matters Member will not have the authority to enter into a settlement agreement on behalf of such Member;

(3) On receipt of a notice of a final Company administrative adjustment, to file a petition for readjustment of the Company items with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under Internal Revenue Code Section 6226(a) and applicable Regulations;

(4) File requests for administrative adjustment of Company items on Company tax returns under Internal Revenue Code Section 6227(b) and applicable Regulations; and, to the extent such requests are not allowed in full, file a petition for adjustment with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under Internal Revenue Code Section 6228(a); and

(5) Take any other action on behalf of the Members or the Company in connection with any administrative or judicial tax proceeding to the extent permitted by law or regulations, including retaining tax advisers (at the expense of the Company) to whom the Tax Matters Member may delegate such rights and duties as deemed necessary and appropriate.

16. Membership.

16.1. Units. The Membership Interests of the Company will be divided into Units.

16.1.1. Classes of Units and Issuance to Members. As explained more fully below, Memberships and their Units are divided into Classes, each Class being designated by a letter ("Class A," "Class B," etc.) and having the characteristics set forth in Exhibit C or elsewhere herein. Class A Units will be issued to, and only to, the Initial Members. Units of all other Classes may be issued to any Members.

16.1.2. Transferable Interests. Each Unit represents the same proportionate interest in the total Transferable Interests of the Company, subject, however, to the provisions of Sections 11, 12 and 13.

16.1.3. Voting Interest. The Voting Interest is allocated solely among the Class A Units.

Without limiting the foregoing, each of the following acts will require the Vote of a Three-fourths Majority of Members:

(1) Any amendment of the Articles of Organization or this Agreement or the termination hereof;

(2) Compromise of the obligation of a Member to make a Capital Contribution as specified in Section 11;

(3) Voluntary dissolution of the Company; or

(4) Selection of a new Manager.

Furthermore, each of the following acts will require the Vote of a Two-thirds Majority of Members:

(1) Any additional Capital Contribution; or

(2) Authorization of a sale, exchange, transfer or other disposition of all, or substantially all, of the Company's assets.

16.2. Admission of Additional Members; Issuance of Additional Units.

16.2.1. Admission of Additional Members. The Company may admit additional Members from time to time with the consent of a Three-fourths Majority of Members. Each additional Member will receive the number of Units, and Units of such Class, in consideration of a Capital Contribution as such Three-fourths Majority of Members determines to be appropriate in accordance with the provisions of this Agreement. The additional Membership will take effect only after (a) the Member has agreed in writing, in a form satisfactory to the Managers, to be bound by the terms of this Agreement and (b) as applicable, the Member's spouse or registered domestic partner has completed and has signed the Spousal Consent attached hereto. No additional Member may be admitted if the effect of such admission would be to terminate the Company within the meaning of Code Section 708(b). No additional Member may be admitted except as expressly set forth in this Section 16.2.1. The preceding provisions of this Section notwithstanding, (i) Assignees may be admitted as Substituted Members only in accordance with Section

17.8, and (ii) Class B Membership Interests may be transferred as set forth in Section 18.1.

16.2.2. Issuance of Additional Units. The Company may issue additional Units to existing Members as a Three-fourths Majority of Members determines to be appropriate in accordance with the provisions of this Agreement. No Units may be issued to existing Members except as expressly set forth in this Section 16.2.2.

16.3. Record Dates. The record date for determining the Members entitled to receive Notice of any meeting, to Vote, to receive any distribution, or to exercise any right in respect of any other lawful action, will be the date set by the Manager or by a Majority of Members; provided that such record date will not be more than 60, or fewer than ten, calendar days prior to the date of the meeting. In the absence of any action setting a record date, the record date will be determined in accordance with Corporations Code Section 17704.07(p).

16.4. No Membership Certificates. The Company will not issue certificates evidencing Membership Interests to Members of the Company. All issuances, reissuances, exchanges, and other transactions in Membership Interests involving Members will be recorded and available via the Platform in a permanent ledger as part of the books and Records of the Company.

16.5. Meetings: Call, Notice and Quorum. Meetings of the Members may be called at any time by the Manager, or by Members representing more than 10 percent of the Units, for the purpose of addressing any matters on which the Members may Vote. If a meeting of the Members is called by the Members, Notice of the call will be delivered to the Manager. Meetings may be held at the principal executive office of the Company or at such other location as may be designated by the Manager. Meetings may also be held by electronic video screen communication or by Electronic Transmission by and to the Company. Following the call of a meeting, the Manager will give Notice of the meeting not less than ten, or more than 60 calendar days prior to the date of the meeting to all Members entitled to Vote at the meeting. The Notice will state the place, date, and hour of the meeting, the means of Electronic Transmission by and to the Company or electronic video screen communication, if any, and the general nature of business to be transacted. No other business may be transacted at the meeting. A quorum at any meeting of Members will consist of a Majority of Members, represented in person or by Proxy. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of Members to leave less than a quorum, if the action taken, other than adjournment, is approved by the requisite Percentage of Members as specified in this Agreement or the Act. No regular meeting of Members need be held.

16.6. Adjournment of Meetings. A meeting of Members at which a quorum is present may be adjourned to another time or place and any business which might have been transacted at the original meeting may be transacted at the adjourned meeting. If a quorum is not present at an original meeting, that meeting may be adjourned by the Vote of a Majority of Members represented either in person or by Proxy. Notice of the adjourned meeting need not be given to Members entitled to Notice if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless (1) the adjournment is for more than 45 days, or (2) after the adjournment, a new record date is fixed for the adjourned meeting. In the situations described in (1)-(2), Notice of the adjourned meeting will be given to each Member of record entitled to Vote at the adjourned meeting.

16.7. Waiver of Notice. The transactions of any meeting of Members, however called and noticed, and wherever held, will be as valid as though consummated at a meeting duly held after regular call and Notice, if (1) a quorum is present at that meeting, either in person or by Proxy and (2) either before or after the meeting each of the persons entitled to Vote, not present in person or by Proxy, signs either a written waiver of notice, a consent to the holding of the meeting, or an approval of the minutes of the meeting. Attendance of a Member at a meeting will constitute waiver of notice, unless that Member objects, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be described in the notice of the meeting and not so included, if the objection is expressly made at the meeting.

16.8. Proxies. At all meetings of Members, a Member may Vote in person or by Proxy. Such Proxy will be filed with the Manager before or at the time of the meeting, and may be filed by facsimile transmission to the Manager at the principal executive office of the Company or such other address as may be given by the Manager to the Members for such purposes.

16.9. Participation in Meetings by Electronic Means.

16.9.1. Members may participate in a meeting through (i) use of conference telephone or electronic video screen equipment, provided that all Members participating in the meeting can hear one another, or (ii) by Electronic Transmission by and to the Company. Such participation will be deemed presence in person or by Proxy at the meeting, whether that meeting is held in whole or in part by means of Electronic Transmission by and to the Company or by electronic video screen communication.

16.9.2. A meeting of the Members may be conducted, in whole or in part, by Electronic Transmission by and to the Company or by electronic video screen communication (i) if the Company implements reasonable measures to provide Members an opportunity to participate in the meeting and to vote on matters submitted to them, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with those proceedings, and (ii) if any Member votes or takes other action at the meeting by means of Electronic Transmission to the Company or electronic video screen communication, a record of the vote or action is maintained by the Company.

16.10. Action by Members without Meeting. Any action that may be taken at any meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of Votes that would be necessary to authorize or take that action at a meeting at which all Members entitled to Vote thereon were present and voted. If the Members are requested to consent to a matter without a meeting, each Member will be given notice of the matter to be voted on in the manner described in Section 16.5. Any action taken without a meeting will be effective when the required minimum number of Votes have been received. Prompt Notice of the action taken will be given to all Members who have not consented to the action.

16.11. No Agency; Indemnification. No Member acting solely in the capacity of a Member is an agent of the Company, nor can any Member acting solely in the capacity of a Member bind the Company or execute any instrument on behalf of the Company. Accordingly, each Member will indemnify, defend, and save harmless each other Member and the Company from and against any and all loss, cost, expense, liability, or damage arising from or out of

any claim based on any action by such Member in contravention of the first sentence of this Section.

16.12. Withdrawal of Members. A Class A Member may withdraw from the Company at any time by giving Notice of withdrawal to the Company at least 180 calendar days before the effective date of withdrawal. Withdrawal will not release a Member from any obligations and liabilities under this Agreement accrued or incurred before the effective date of withdrawal. A withdrawing Member will divest the Member's entire Membership Interest before the effective date of withdrawal in accordance with and subject to the provisions of Sections 17.1 through 17.10. To the maximum extent permitted by applicable law, the provisions of Corporations Code Section 17706.02 will not apply to the Company. If the withdrawing Member is a Class B Member, the Company shall redeem such Member's entire Membership Interest and pay such Class B Member an amount equal to the Member's cumulative Capital Contributions. At the Company's option, it may pay such amount in cash or pursuant to an interest onlyfive-year promissory note with a balloon payment of principal at the end of the term that (i) bears interest at the Internal Revenue Service's Applicable Federal Rate at the time of such repurchase and (ii) is subject to prepayment in whole or in part at any time without penalty.

16.13. Membership Prohibited by Law or Regulation. If any Member's membership is prohibited by any applicable law or regulation (including without limitation any of the foregoing pertaining to alcoholic beverage control), such Member shall divest the Member's entire Membership Interest as provided in this Section. If the Member is a Class A Member, such Member shall divest the Member's entire Membership Interest in accordance with and subject to the provisions of Sections 17.1 through 17.10. If the Member is a Class B Member, the Company shall redeem such Member's entire Membership Interest and pay such Class B Member an amount equal to the Member's cumulative Capital Contributions. At the Company's option, it may pay such amount in cash or pursuant to an interest only five-year promissory note with a balloon payment of principal at the end of the term that (i) bears interest at the Internal Revenue Service's Applicable Federal Rate at the time of such repurchase and (ii) is subject to prepayment in whole or in part at any time without penalty.

17. Class A Membership Provisions. The following provisions (i) pertain solely to Class A Members and their Membership Interests and (ii) are in addition to all other provisions set forth herein that pertain to such Members and their Membership Interests.

17.1. Restrictions on Transfer. Except as expressly provided in this Agreement, a Member may not transfer any part of the Member's Membership Interest, whether now owned or later acquired, unless (1) a Two-thirds Majority of Members approves the transferee's admission to the Company as a Member on such Transfer and (2) the Membership Interest to be transferred, when added to the total of all other Membership Interests transferred in the preceding 12 months, will not cause termination of the Company under the Code. No Member may Encumber or permit or suffer any Encumbrance of all or any part of the Member's Membership Interest in the Company unless such Encumbrance has been approved in writing by the Manager. Such approval may be granted or withheld in the Manager's sole discretion. Any Transfer or Encumbrance of a Membership Interest without such approval will be void. Notwithstanding any other provision of this Agreement to the contrary, a Member who is a natural person may transfer all or any portion of his or her Membership Interest to any revocable trust created for the benefit of the Member, the Member's spouse, and or Member's issue during the Member's life, provided the Member retains a beneficial interest in the trust and all of the Voting Interest included in such Membership Interest. Upon such Member's death, if such Member's interest continues to be held in trust solely for the benefit of such Member's spouse or issue, or is distributed to such Member's spouse or issue by distribution from any will or trust, it will not be deemed a Transfer of a Membership Interest. A Transfer of

a Member's beneficial interest in such trust, or failure to retain such Voting Interest during the Member's life, will be deemed a Transfer of a Membership Interest. A Transfer of a Member's interest to a third party other than such Member's spouse or issue, will be deemed a Transfer of a Membership Interest.

17.2. Right of First Refusal. If a Member wishes to transfer any or all of the Member's Membership Interest in the Company under a Bona Fide Offer (as defined below), the Member will give Notice to all other Members at least 30 days in advance of the proposed sale or Transfer, indicating the terms of the Bona Fide Offer and the identity of the offeror. First the Company, and then the other Class A Members, will have the option to purchase the Membership Interest proposed to be transferred at the price and on the terms provided in this Agreement. If the price for the Membership Interest is other than cash, the fair value in dollars of the price will be as established in good faith by the Company. For purposes of this Agreement, "Bona Fide Offer" means an offer in writing setting forth all relevant terms and conditions of purchase from an offeror who is ready, willing, and able to consummate the purchase and who is not an Affiliate of the selling Member. For 30 days after the Notice is given, the Company will have the right to purchase the Membership Interest offered, on the terms stated in the Notice, for the lesser of (1) the price stated in the Notice (or the price plus the dollar value of non-cash consideration, as the case may be) and (2) the price determined under the appraisal procedures set forth in Section 17.7.

If the Company does not exercise the right to purchase all of the Membership Interest, then, with respect to the portion of the Membership Interest that the Company does not elect to purchase, that right will be given to the other Class A Members for an additional 30-day period, beginning on the day that the Company's right to purchase expires. Each of the other Class A Members will have the right to purchase, on the same terms, a part of the interest of the offering Member in the proportion that the Member's Percentage Interest bears to the total Percentage Interests of all of the Members who choose to participate in the purchase; provided, however, that the Company and the participating Members may not, in the aggregate, purchase less than the entire interest to be sold by the offering Member.

If the Company and the other Members do not exercise their rights to purchase all of the Membership Interest, the offering Member may, within 90 days from the date the Notice is given and on the terms and conditions stated in the Notice, sell or exchange that Membership Interest to the offeror named in the Notice. Unless the requirements of Section 17.1 are met, the offeror will become an Assignee and will be entitled to receive only the share of Profits or other compensation by way of income and the return of Capital Contribution to which the assigning Member would have been entitled.

17.3. Triggering Events. On the happening of any of the following events ("Triggering Events") with respect to a Member, the Company and the other Class A Members will have the option to purchase the Membership Interest in the Company of such Member ("Selling Member") at the price and on the terms provided in Section 17.7:

(1) The death, bankruptcy, or withdrawal of a Member, or the winding up and dissolution of a corporate Member, or merger or other corporate reorganization of a corporate Member as a result of which the corporate Member does not survive as an entity; provided that the remaining Members have elected to continue the business of the Company.

(2) The failure of a Member to make the Member's Capital Contribution under the provisions of Section 11.

(3) The occurrence of any other event that is, or that would cause, a Transfer in contravention of this Agreement.

Each Member agrees to promptly give Notice of a Triggering Event to all other Members.

17.4. Marital Dissolution or Death of Spouse. Notwithstanding any other provisions of this Agreement:

(1) If, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion thereof, to that Member's spouse (an "Award"), then, notwithstanding that such transfer would constitute an unpermitted Transfer under this Agreement, that Member will have the right to purchase from his or her former spouse the Membership Interest, or portion thereof, that was so transferred, and such former spouse will sell the Membership Interest or portion thereof to that Member at the price set forth below in Section 17.7. If the Member has failed to consummate the purchase within 180 days after the court award (the "Expiration Date"), the Company and the other Class A Members will have the option to purchase from the former spouse the Membership Interest or portion thereof under Section 17.5; provided that the option period will commence on the later of (a) the day following the Expiration Date or (b) the date of actual notice of the Award.

(2) If, by reason of the death of a spouse of a Member, any portion of a Membership Interest is transferred to a Transferee other than (a) that Member or (b) a trust created for the benefit of that Member (or for the benefit of that Member and any combination between or among the Member and the Member's issue) in which the Member is the sole Trustee and the Member, as Trustee or individually, possesses all of the Voting Interest included in that Membership Interest, then the Member will have the right to purchase the Membership Interest or portion thereof from the estate or other successor of his or her deceased spouse or Transferee of such deceased spouse, and the estate, successor, or Transferee will sell the Membership Interest or portion thereof at the price set forth in Section 17.5. If the Member has failed to consummate the purchase within 180 days after the date of death (the "Expiration Date"), the Company and the other Class A Members will have the option to purchase from the estate or other successor of the deceased spouse the Membership Interest or portion thereof under Section 17.5; provided that the option period will commence on the later of (a) the day following the Expiration Date or (b) the date of actual notice of the death.

17.5. Purchase Option Following Triggering Event. On the later of the date of the Notice or the receipt of Notice by the Manager and the other Members as contemplated by Sections 16.12, 17.3 or 17.4, and on receipt of actual notice of any Triggering Event as determined in good faith by the Manager (the date of such receipt is hereinafter referred to as the "Option Date"), the Manager will promptly cause a Notice of this occurrence of the Triggering Event to be sent to all Class A Members and the Company will have the option, for a period ending 30 calendar days following the determination of the purchase price as provided in Section 17.7, to purchase the Membership Interest in the Company to which the option relates, at the price and on the terms set forth in Section 17.7, and the other Class A Members, pro rata in accordance with their prior Membership Interests in the Company, will then have the option, for a period of 30 days thereafter, to purchase the Membership Interest in the Company not purchased by the Company, on the same terms and conditions as apply to the Company. If all other Class A Members do not elect to purchase the entire remaining Membership Interest in the Company, then the Class A Members electing to purchase will have the right, pro rata in accordance with their prior Membership Interest in the Company, to purchase the additional Membership Interest in the Company available for purchase. The transferee of the Membership Interest in the Company that is not purchased will hold such Membership Interest in the Company subject to all of the provisions of this Agreement.

17.6. Nonparticipation of Interested Member. Neither the Member whose interest is subject to purchase under any provision of Section 16 or 17. nor such Member's Affiliate will participate

in any Vote or discussion of any matter pertaining to the disposition of the Member's Membership Interest in the Company under this Agreement.

17.7. Option Purchase Price. The purchase price of the Membership Interest that is the subject of an option under Section 17.5 will be the Fair Option Price of the interest as determined under this Section. "Fair Option Price" means the cash price that a willing buyer would pay to a willing seller when neither is acting under compulsion and when both have reasonable knowledge of the relevant facts on the Option Date. Each of the selling and purchasing parties will use his, her, or its best efforts to mutually agree on the Fair Option Price. If the parties are unable to so agree within 30 days of the Option Date, the selling party will appoint, within 40 days of the Option Date, one appraiser, and the purchasing party will appoint within 40 days of the Option Date, one appraiser. The two appraisers will within a period of five additional days, agree on and appoint an additional appraiser. The three appraisers will, within 60 days after the appointment of the third appraiser, determine the Fair Option Price of the Membership Interest in writing and submit their report to all the parties. The Fair Option Price will be determined by disregarding the appraiser's valuation that diverges the greatest from each of the other two appraisers' valuations, and the arithmetic mean of the remaining two appraisers' valuations will be the Fair Option Price. Each purchasing party will pay for the services of the appraiser selected by it, plus one half of the fee charged by the third appraiser, and one half of all other costs relating to the determination of Fair Option Price. The option purchase price as so determined will be payable in cash.

17.8. Substituted Member. Except as expressly permitted under Section 17.1, a prospective transferee (other than an existing Member) of a Membership Interest may be admitted as a Member with respect to such Membership Interest ("Substituted Member") only (1) on the Vote of a majority in interest of the other Members in favor of the prospective transferee's admission as a Member and (2) on such prospective transferee executing a counterpart of this Agreement as a party hereto. Any prospective transferee of a Membership Interest will be deemed an Assignee and, therefore, the owner of only a Transferable Interest until such prospective transferee has been admitted as a Substituted Member. Except as otherwise permitted in the Act, any such Assignee will be entitled only to receive allocations and distributions under this Agreement with respect to such Membership Interest and will have no right to Vote or exercise any rights of a Member until such Assignee has been admitted as a Substituted Member. Until the Assignee becomes a Substituted Member, the Assigning Member will continue to be a Member and to have the power to exercise any rights and powers of a Member under this Agreement, including the right to Vote in proportion to the Percentage Interest that the Assigning Member would have had in the event that the assignment had not been made.

17.9. Duties of Substituted Member. Any person admitted to the Company as a Substituted Member will be subject to all the provisions of this Agreement that apply to the Member from whom the Membership Interest was assigned, provided, however, that the Assigning Member will not be released from liabilities as a Member solely as a result of the assignment, both with respect to obligations to the Company and to third parties, incurred prior to the assignment.

17.10. Securities Laws. The initial sale of Membership Interests in the Company to the Initial Members has not been qualified or registered under the securities laws of any state, including California, or registered under the Securities Act of 1933, in reliance on exemptions from the

registration provisions of those laws. Notwithstanding any other provision of this Agreement, Membership Interests may not be transferred unless registered or qualified under applicable state and federal securities law unless, in the opinion of legal counsel satisfactory to the Company, such qualification or registration is not required. The Member who desires to transfer a Membership Interest will be responsible for all legal fees incurred in connection with said opinion.

18. Class B Membership Provisions. The following provisions (i) pertain solely to Class B Members and their Membership Interests and (ii) are in addition to all other provisions set forth herein that pertain to such Members and their Membership Interests. Class B Members will consist of "Accredited Investors" and "Nonaccredited Investors."

18.1. Purchase, Transfer and Communication. Nonaccredited Investors shall have no right to voluntarily transfer their Membership Interests. Accredited Investors may voluntarily transfer their Membership Interest in accordance with and subject to the provisions of Sections 17.1 through 17.10. In the event of an Involuntary Transfer, Triggering Event, or Marital Dissolution or Death of Spouse of a Class B Member's Membership Interest as defined in Sections 17.3 and 17.4, the provisions of those Sections shall apply to such Class B Member, except that the price for such transfer shall be an amount equal to such Class B Member's cumulative Capital Contributions and shall not be the price set forth in Section 17.7. Class B Membership Interests may be purchased and may be transferred solely via the Platform, with each such purchase or transfer requiring the purchaser's or the transferee's written agreement to the provisions hereof. Any such transferee will be subject to all the provisions of this Agreement that apply to the Member from whom the Membership Interest was transferred, provided, however, that the transferor will not be released from liabilities as a Member solely as a result of the transfer, both with respect to obligations to the Company and to third parties, incurred prior to the transfer. All communication between Class B Members and the Company (including without limitation provision of any Notices required or permitted hereunder) will take place solely via the Platform.

18.2. Securities Laws and Regulations. Class B Members are required to make certain representations, and to accept certain obligations, that are specified by the Platform. To the extent that any of those representations or obligations conflict with any representations or obligations set forth herein, the representations and obligations specified by the Platform will govern.

18.3. Optional Repurchase of Class B Membership Interests. To the extent permitted by applicable law, the Company at any time may, but has no obligation to, repurchase the Membership Interests of some or all of the Class B Members as set forth below. The Company will pay to the Member an amount equal to the Member's cumulative Capital Contributions multiplied by 1.2. At the Company's option, it may pay such amount in cash or pursuant to a five-year interest only promissory note with a balloon payment of principal at the end of the term that (i) bears interest at the Internal Revenue Service's Applicable Federal Rate at the time of such repurchase and (ii) is subject to prepayment in whole or in part at any time without penalty.

19. Dissolution and Winding Up.

19.1. Events of Dissolution. The Company will be dissolved on the first to occur of the following events:

(1) The written agreement of a Three-fourths Majority of Members to dissolve the Company;

(2) The sale or other disposition of substantially all of the Company's assets;

(3) Entry of a decree of judicial dissolution under Corporations Code Section 17707.03; or

(4) If there is only one Member, the death of that Member.

19.2. Winding Up. On the dissolution of the Company, the Company will engage in no further business other than that necessary to wind up the business and affairs of the Company. "Delegate" means the Managers who have not wrongfully dissolved the Company; or, if there is no such Manager, the Members; or, if there is only one Member and that Member has died, the legal representative of that Member's estate, which representative will be the Manager solely for the purpose of carrying out the provisions of this Section. The Delegate will wind up the affairs of the Company. The Delegate will give Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company (except debts owing to Members), the remaining assets of the Company will be distributed or applied in the following order:

(1) To pay the expenses of liquidation.

(2) To the establishment of reasonable reserves by the Delegate for contingent liabilities or obligations of the Company. On the Delegate's determination that such reserves are no longer necessary, said reserves will be distributed as provided in this Section.

(3) To repay outstanding loans to Members. If there are insufficient funds to pay such loans in full, each Member will be repaid in the ratio that the Member's loan, together with interest accrued and unpaid thereon, bears to the total of all such loans from Members, including all interest accrued and unpaid thereon. Such repayment will first be credited to unpaid principal and the remainder will be credited to accrued and unpaid interest.

(4) Among the Members with Positive Capital Account Balances as provided in Section 13.1.

19.3. Deficits. Each Member will look solely to the assets of the Company for the return of the Member's investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of each Member, such Member will have no recourse against any other Members for indemnification, contribution, or reimbursement, except as specifically provided in this Agreement.

20. Affiliate Transactions.

20.1. Any transaction between the Company and an Affiliate of a Member must be approved by a Vote of a Majority of Members.

21. Confidentiality.

21.1. "Confidential Information" means all trade secrets, know-how, customer lists, pricing policies, operational methods, programs, and other non-public business information of the Company.

21.2. Each Member hereby covenants with the Company and each other Member that so long as the Company remains in existence, the Member will not disclose any Confidential Information to any third party or use any Confidential Information for any purpose other than in furtherance of the Company's business.

22. Indemnification.

22.1. The Company will have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any Proceeding by reason of the fact that such Person was or is a Member, Manager, officer, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, officer, employee, or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such Proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal Proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the Person did not act in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

22.2. To the extent that an agent of the Company has been successful on the merits in defense of any Proceeding, or in defense of any claim, issue, or matter in any such Proceeding, the agent will be indemnified against expenses actually and reasonably incurred in connection with the Proceeding. In all other cases, indemnification will be provided by the Company only if authorized in the specific case by a Majority of Members.

22.3. "Agent," as used in this Section, will include a trustee or other fiduciary of a plan, trust, or other entity or arrangement described in Corporations Code Section 207(f).

22.4. "Proceeding," as used in this Section, means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

22.5. Expenses of each Person indemnified under this Agreement actually and reasonably incurred in connection with the defense or settlement of a proceeding may be paid by the Company in advance of the final disposition of such proceeding, as authorized by the Managers who are not seeking indemnification or, if there are none, by a Majority of Members, on receipt of an undertaking by such Person to repay such amount unless it will ultimately be determined that such Person is entitled to be indemnified by the Company. "Expenses," as used in this Section, includes, without limitation, attorney fees and expenses of establishing a right to indemnification, if any, under this Section.

23. Dispute Resolution; Injunctive Relief.

23.1. Dispute Resolution. Except as set forth in Section 23.2, any action to enforce or interpret this Agreement, or to resolve disputes with respect to this Agreement as between the Company and a Member, or between or among the Members with respect to this Agreement, will be submitted to mediation administered by the American Arbitration Association in accordance with its Commercial Mediation Procedures. The parties to such mediation will split the mediator's fees and costs equally.

If the matter is not resolved by mediation, it will be settled by arbitration administered by

the American Arbitration Association under its Commercial Arbitration Rules. Any party may commence arbitration by sending a written demand for arbitration to the other parties. Such demand will set forth the nature of the matter to be resolved by arbitration. The Manager will select the place of arbitration. The substantive law of the State of California will be applied by the arbitrator to the resolution of the dispute. The parties will share equally all initial costs of arbitration. The prevailing party will be entitled to reimbursement of attorney fees, costs, and expenses incurred in connection with the arbitration. All decisions of the arbitrator will be final, binding, and conclusive on all parties. Judgment may be entered on any such decision in accordance with applicable law in any court having jurisdiction thereof. The arbitrator (if permitted under applicable law) or such court may issue a writ of execution to enforce the arbitrator's decision.

23.2. Injunctive Relief. Each Member hereby stipulates that a breach of the provisions of Sections 20 or 21 will result in irreparable damage and injury to the Company or a Member, as applicable, for which no money damages could adequately compensate it. In the event of

breach of Section 20 or 21, in addition to all other remedies to which the aggrieved party may be entitled, and notwithstanding the arbitration provisions of Section 23.1, the aggrieved party will be entitled to an injunction to enforce the provisions of this Agreement, to be issued by any court of competent jurisdiction, to enjoin and restrain the breaching party and each and every Person concerned or acting in concert with the breaching party from the continuance of such breach. Each party expressly waives any claim or defense that an adequate remedy at law might exist for any such breach

24. Investment Representations. Each Member hereby represents and warrants to, and agrees with, the other Members, the Manager and the Company as follows:

24.1. Preexisting Relationship or Experience. The Member has a preexisting personal or business relationship with the Company or one or more of its members or controlling persons, or by reason of its business or financial experience, or by reason of the business or financial experience of its financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate of the Company, the Member is capable of evaluating the risks and merits of an investment in the Company and of protecting its own interests in connection with this investment, or for Class B Members, that securities are being sold under the exemption from registration provided by Title II of the J.O.B.S. Act of 2012.

24.2. Investment Intent. The Member is acquiring its Membership Interests for investment purposes for its own account only and not with a view to or for sale in connection with any distribution of all or any part of the Percentage Interests in the Company's profits. Except for any interests in a spouse to the extent provided by community property or other comparable laws, no other person will have any direct or indirect beneficial interest in or right to the Members' Membership Interest.

24.3. Economic Risk. The Member is financially able to bear the economic risk of an investment in its Membership Interests, including the total loss thereof. The Member understands and acknowledges that (a) the sale of Units to the Member has not been qualified or registered under the securities laws of the United States or of any state , (b) there are significant restrictions on the Transfer of Units, and (c) no public market for the Securities exist at this time or in the foreseeable future.

24.4. Consultation with Attorney and Tax Advisor. The Member has been advised to consult with the Member's own attorney regarding all legal matters concerning an investment in the Company and the Member's own tax advisor regarding the tax consequences of

participating in the Company and has done so to the extent the Member considers necessary.

25. General Provisions.

25.1. Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to its subject matter. This Agreement replaces and supersedes all prior written and oral agreements by and among the Members and the Manager or any of them regarding such subject matter.

25.2. Counterpart Execution. This Agreement may be executed in one or more original or facsimile counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

25.3. Governing Law; Severability. This Agreement will be construed and enforced in accordance with the internal laws of the State of California. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision will, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid such invalidity, illegality, or unenforceability or, if that is not possible, such provision will, to the extent of such invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement will remain in effect.

25.4. Number and Gender. Whenever used in this Agreement, the singular will include the plural and the plural will include the singular, and the neuter gender will include the male and female as well as a trust, firm, company, or corporation, all as the context and meaning of this Agreement may require.

25.5. Further Assurances. The parties to this Agreement will promptly execute and deliver any and all additional documents, instruments, notices, and other assurances, and will do any and all other acts and things, reasonably necessary in connection with the performance of their respective obligations under this Agreement and to carry out the intent of the parties.

25.6. No Agency. Except as provided in this Agreement, no provision of this Agreement will be construed to constitute a Member, in the Member's capacity as such, the agent of any other Member.

25.7. Authority to Contract. Each party represents and warrants to the other parties that the party has the capacity and authority to enter into this Agreement.

25.8. Section Titles; Interpretation. Section titles contained in this Agreement are inserted as matter of convenience and for ease of reference only and will be disregarded for all other purposes, including the construction or enforcement of this Agreement or any of its provisions. If any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof will be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or its counsel.

25.9. No Third Party Beneficiary Intended. This Agreement is binding on and will inure solely to the benefit of the parties to this Agreement and their respective heirs, personal representatives and permitted successors and assigns. No other person or entity will have or acquire any right by virtue of this Agreement.

The parties have executed this Agreement on the day and year first above written.

MEMBERS:

Jakovickas Family Trust dated August 25, 2016

By: ______________________________
Cassidy Jakovickas, Co-Trustee

By: ______________________________
Mary Jakovickas, Co-Trustee
164 Wood Duck Drive, Sanger, CA 93657

The Moye' Family Trust dated October 29, 2015

By: ______________________________
Arthur Moye', Co-Trustee

By: ______________________________
Nicole Moye', Co-Trustee
1645 El Paso Ave., Clovis, CA 93611

____
Latricia Adkins
917 E. Ashlan, Fresno, CA 93710

____
Jorge Lazo
4015 E. Bellair Way, Fresno, CA 93726

____
Diego Arambula
1076 W. San Bruno, Fresno, CA 93711

____
Jacob Iest
P.O. Box 929, Madera, CA 93639

____
Joe Denham
8561 E. Central Ave., Del Rey, CA 93616

Sarah Moffat
1845 E. Birch Ave. #128, Fresno, CA 93720

Derek Franks
1755 E. Salem Ave., Fresno, CA 93720

Amended and Restated Gary and Julie Winter Revocable Trust dated August 28, 2013

By:______________________________
Gary Lanson Winter, Co-Trustee

By:______________________________
Julie Lavelle Winter, Co-Trustee
17027 Coyote Pass Ln., Clovis, CA 93619

Ralph Skip Tuttle
541 W. Everglade Ave.
Clovis, CA 93619

MANAGER:

Arthur L. Moye', III